
03055319


SEC MAIL PROCESSING
RECEIVED
APR 08 2003
WASH, D.C. 187 SECTION

FIRST INDUSTRIAL

OUR PEOPLE. OUR PROPERTY. OUR PLAN.


SEC MAIL PROCESSI
RECEIVED
APR 09 2003
WASH, D.C. 184 SECTION

2002 Annual Report






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Financial *(For Year Ended December 31)*	*2002*	2001	2000
Total Revenues *(In thousands)*[1]	$ 371,601	$ 389,210	$ 388,500
Net Income *(In thousands)*[2]	96,971	101,075	85,020
Earnings Per Share on a Fully-Diluted Basis[2]	$ 2.46	$ 2.56	$ 2.18
Property Portfolio *(Owned at Year End)*			
Number of In-Service Properties	908	918	969
Gross Real Estate Assets *(In millions)*[3]	$ 2,706.1	$ 2,748.8	$ 2,698.8
Occupancy Rate	89.5%	91.4%	95.3%
Dividend Data *(Per Share of Common Stock)*			
Dividends Declared	$ 2.725	$ 2.6525	$ 2.5175
Annualized Fourth Quarter Dividend	$ 2.74	$ 2.72	$ 2.63

[1] Total Revenues include total revenues from discontinued operations relating to sold properties and properties held for sale at December 31, 2002, in the amount of $25,036, $37,970 and $33,311 for the three years ended December 31, 2002, 2001 and 2000, respectively.

[2] Net Income for common stockholders before extraordinary items.

[3] Gross Real Estate Assets include gross real estate assets from properties held for sale in the amount of $8.8 million, $33.9 million and $258.0 million at December 31, 2002, 2001 and 2000, respectively.

Total Revenues[1]
In millions

2000	$ 388.5
2001	$ 389.2
2002	$ 371.6

Gross Real Estate Assets[3]
In millions

2000	$ 2,698.8
2001	$ 2,748.8
2002	$ 2,706.1

Dividend Declared


$ 0.945
$ 1.905
$ 1.9675
$ 2.045
$ 2.19
$ 2.42
$ 2.5175
$ 2.6525
$ 2.725
1994
(6 months)
1995
1996
1997
1998
1999
2000
2001
2002

Investment Grade Ratings

Rating Agency	*Senior Unsecured Debt*	*Cumulative Preferred Stock*
Standard & Poor's Ratings Group	BBB	BBB-
Moody's Investors Service	Baa2	Baa3
Fitch Investors Service, Inc.	BBB+	BBB

FIRST INDUSTRIAL REALTY TRUST, INC.

As the nation's largest provider of diversified industrial real estate, First Industrial Realty Trust owns, operates, manages and has under development 71.7 million square feet, with a portfolio comprised of over 900 properties. The Company offers its properties through its unique I-N-D-L operating platform, which utilizes a pure industrial focus and national scope to provide diverse facility types, while offering local full-service management and expertise. The Company's portfolio is comprised of the diverse range of industrial properties required by today's leading corporations, including: Regional Warehouse, Bulk Warehouse, Light Industrial, R&D Flex and Manufacturing facilities.

First Industrial Realty Trust's mission is to create value as measured by total return, employing both active portfolio and active investment management strategies to achieve its goals. Its portfolio strategy is designed to produce a portfolio that contributes stable and predictable increases in portfolio cash flow and net asset value (NAV), while continually improving the functional and interactive characteristics of the Company's I-N-D-L operating platform. The Company's local market managers play a critical role in managing properties for maximum cash flow generation, and in identifying submarkets and formulating submarket strategies with respect to investments or divestments. This local expertise helps to reduce operating and execution risk, broadens the Company's investment opportunities and enables First Industrial to provide exceptional service to its customers.

The Company's investment strategy is based on the premise that the targeted industrial asset achieves its maximum value over a five-year period. First Industrial underwrites a value creation plan for every asset in which it proposes to invest, and because it operates nationally and has expertise with a broad range of industrial facility types, its value creation plans result in a continuous flow of investment and divestment opportunities. The investment strategy is intended to, in the aggregate and over the long term, increase the Company's NAV and generate returns above the Company's cost of capital, thus producing enhanced shareholder value.

A unique characteristic of the industrial real estate market is that it is highly fragmented, with approximately 65% of the 25 billion square-foot market owned by Corporate America. It is management's belief that this large and highly liquid market provides enormous opportunity for investment management success. Since the Company began its active investment management program in 1999, it has achieved an average 17.5% unleveraged internal rate of return (IRR) on total sales of over $1.5 billion of industrial real estate.

Dear Fellow Stockholders,

2002 was one of the most challenging years for industrial real estate, and the most demanding for First Industrial since its initial public offering in 1994. Despite this challenging environment, our Company's management team, solid operating platform and financial flexibility enabled us to take advantage of the many opportunities that existed.

As your management team gathered to formulate its operating plan for 2002, economists and business leaders expected an economic rebound in mid-year, and given the growing level of tenant prospects in the market, we shared their view. Despite the positive activity early in the year, the continued economic weakness and increasing geopolitical risks weighed heavily on business activity, restraining capital investment. Our approach to the economic uncertainty we faced in 2002 was to focus on the fundamentals, and that focus served us well.

2002 was a year that tested—and proved—the strength of our Company, the talent of our team and the ability of our value creation strategy to capture opportunities in any economic environment. The following highlights our 2002 accomplishments:

- We increased our dividend for the eighth consecutive year.
- We leased approximately 21.1 million square feet.
- Our occupancy ended the year at 89.5%, above the national average.
- We repurchased over 1.0 million shares of common stock at a weighted average price of approximately $27.02 per share.
- We took advantage of the strong debt market to strengthen our balance sheet by renewing early our credit facility and refinancing out of our series B preferred stock and certain secured debt.
- We substantially completed our geographic repositioning to focus on higher-growth markets.

Over the past five years, First Industrial's total return to stockholders was 18.0%, slightly above the NAREIT Equity Index. In the challenging equity market of 2002, however, our total return to stockholders was -1.9%, while the NAREIT Equity Index returned 3.8%. We are obviously disappointed in the performance of our stock in 2002, and are working hard to increase demand for our stock and improve stockholder returns going forward.



OUR BUSINESS

Owning industrial real estate is our business, with the greatest percentage of our revenues derived from leasing industrial property to customers throughout the nation. In addition to rental income, we generate revenue from the development or redevelopment of industrial assets for investment in our portfolio, for corporate customers who require a build-to-suit development, or for sale to one of our joint venture funds or to an investor. Our development capability extends nationwide and encompasses the diverse range of industrial property types. The balance of our revenue is derived from investment returns from buying and selling industrial properties.

Corporations own approximately 65% of the nation's industrial properties. This characteristic, unique among commercial real estate assets, allows for a more liquid market of buyers and sellers, particularly in today's environment where supply chain reconfigurations, sale-leasebacks and an increased focus on operating efficiency are transforming the industry. Further, the market's fragmented nature, and the low investment threshold of industrial property relative to other commercial real estate asset classes, provides a large and diverse universe of prospective investors. This further enhances the liquidity of the market and provides First Industrial with an opportunity to maximize its investment returns by selling assets to the most motivated buyer. Our operating platform and financial flexibility were developed with this in mind, and our investment management success continued in 2002, as we achieved a 19.1% unleveraged internal rate of return on the sale of $473.5 million of industrial property.

Investment management is a core competency of First Industrial's local managers, who are experts in their respective markets and who, through their value creation plans, are continuously identifying assets in our portfolio where value creation opportunity has peaked and harvesting is appropriate. In addition to buying and selling properties, our property managers continuously seek to identify opportunities to enhance value through redevelopment and/or stabilization and sale of properties for reinvestment into other higher-yielding assets. This active investment management enables us to maintain a high-quality industrial portfolio, further enables us to reposition our portfolio for longer-term growth and stability, and has provided a growing and recurring stream of income for First Industrial.

Michael W. Brennan
President and Chief Executive Officer

"We manage First Industrial for profitable long-term growth, and in 2002 we capitalized on many opportunities to create value and strengthen your Company."









Despite weak sector fundamentals, investment demand for industrial real estate remained strong in 2002. Seeking to maximize portfolio investment returns, we took advantage of the strong demand for ownership of industrial properties, selling 114 properties and 10 parcels of land for $473.5 million at an average 9.0% cap rate and an average 19.1% unleveraged IRR. While this opportunistic investment strategy benefited our sales program, finding opportunities to reinvest our sale proceeds, while maintaining our high investment standards, was more difficult. Nonetheless, because we invest in a broad range of industrial facility types in markets throughout the nation, we were able to find many such opportunities in 2002, acquiring $237.4 million of property, comprising 5.7 million square feet. We also placed in service $116.8 million of new developments, comprising 3.2 million square feet with an expected aggregate stabilized yield of approximately 10.9%. While being a net seller of properties diluted earnings in 2002, we believe our decision to capitalize on this opportunity serves the long-term interests of our business and our stockholders.

Overall, our focus on portfolio operations and active investment management has consistently produced economic value for our stockholders and has enabled us to increase our dividend 45% since going public in 1994.

OUR PORTFOLIO

As many of you may remember, in 2000 we began our geographic repositioning—selling properties out of non-core markets. In 2002, we substantially completed this program, divesting out of our remaining Long Island properties, and a majority of our Grand Rapids and Des Moines properties. We reinvested the proceeds received from these sales into properties and markets we consider more strategically valuable. In 2002, we made total net new investment of $97.8 million in the core markets of Dallas, Northern New Jersey, Chicago, Los Angeles and Philadelphia, bringing total net new investment in these markets since 2000 to $330.8 million. Today, Chicago is our largest market with 5.2 million square feet of industrial property in service; followed by Atlanta, with 5.0 million; Minneapolis/St. Paul, with 4.9 million; and Dallas/Ft. Worth, with 4.8 million.

Johannson L. Yap
Chief Investment Officer


"Investment demand for industrial real estate remained strong in 2002, and we took advantage of the opportunity to maximize our portfolio investment returns."





While implementing our geographic repositioning program, we remained committed to maintaining a diversified portfolio, ensuring we improved the functional and interactive characteristics of our I-N-D-L operating platform. Our portfolio remains diversified across property type, geography and customer base, with only one tenant representing over one percent of our annualized lease rent. At year end, our portfolio consisted of 38.4% Light Industrial, 31.9% Bulk Warehouse, 15.6% R&D Flex, 8.8% Regional Warehouse and 5.2% Manufacturing.

From a leasing perspective, 2002 was a very challenging year for the industrial sector, as the continued low level of capital investment by Corporate America kept leasing demand for industrial property at historically low levels. As a result, the national vacancy rate for the industrial sector rose 130 basis points, ending the year at 11.2% according to Torto Wheaton Research, the highest level on record.

At year end, our occupancy rate stood at 89.5%. While we are pleased our portfolio outperformed the industrial sector, our occupancy rate does not fully demonstrate the many leasing successes we had throughout the year. In fact, despite the overall weakness in demand for industrial facilities, our regional managers leased approximately 21.1 million square feet during the year. That is a great accomplishment and a testament to the quality of our management, our employees and our properties.

So how does the 2003 leasing environment look? The geopolitical uncertainty and mixed economic readings continue to impact overall corporate earnings, further postponing a much needed improvement in capital spending. Given the low level of capital investment, it is our expectation that the industrial real estate sector will post a relatively flat performance in 2003, and may not experience material improvement until 2004.

On a positive note, many experts believe the industrial sector will recover faster than other property types once the economy begins to strengthen. The restrained pace of new supply of industrial property bodes well for occupancy and rental rates once corporate profits begin to strengthen. We believe the infrastructure we built, the corporate relationships we established and the sustainable strategies we developed, position us to benefit greatly from the opportunities that lie ahead. While challenges remain in 2003, we believe our portfolio holds great promise for our Company and its future.

Michael J. Havala
Chief Financial Officer


"Our focus on maintaining
a strong balance sheet is
fundamental to our ability to
generate solid results during
difficult economic times."











DEVELOPMENT

While we did not begin any new speculative development in 2002, we had great success leasing, placing into service and selling our speculative development pipeline to our institutional fund with the Kuwait Finance House (KFH). In 2002, we leased 2.6 million square feet of speculative development, or approximately 60% of our development vacancies, placed in service 17 developments totaling approximately 3.2 million square feet, and sold $127.3 million of stabilized properties into the KFH fund, increasing its capitalization to $200.1 million. The total capitalization of the fund is expected to be nearly $300 million. Our merchant development and redevelopment projects contributed significantly to our profits in 2002, and are expected to be a significant contributor to profits in 2003. In addition, in 2002 we signed 1.1 million square feet in build-to-suit leases for such companies as Ford, Maytag and Verizon. Build-to-suit development will continue to be the focus of our development efforts in 2003.

FINANCIAL DISCIPLINE AND TRANSPARENCY

From a financing perspective, 2002 was a very solid year, as we took advantage of the strong debt markets and low interest rate environment to strengthen our balance sheet and lower our interest costs. In April, we closed a $250 million bond offering, consisting of $200 million in 10-year notes that bear a coupon interest rate of 6.875%, and $50 million in 30-year notes that bear a coupon interest rate of 7.75%. The purpose of the offering was to refinance maturing unsecured notes, redeem our higher-coupon series B cumulative preferred stock and pay down secured debt. In addition, we refinanced our $300 million unsecured line of credit, which now matures in September 2005 and currently bears interest at a floating rate of LIBOR plus 70 basis points.

At year end, our weighted average debt maturity stood at 12.0 years, one of the longest in the entire REIT industry, our debt to asset value was 43.2%, and our fixed charge coverage was 2.5x. Subsequent to year end, in January 2003, we paid off a $37 million secured loan, increasing our unencumbered asset pool to 98% and positioning us with no maturities until May of 2004. In addition, in 2002 we repurchased 1,091,500 shares of our common stock at an average price of $27.02.

David P. Draft
Executive Vice President – Operations



"Our local market experts did a great job leasing and managing our properties in 2002, and found many opportunities for us to further serve the needs of our customers."









While we were able to take advantage of the many opportunities to strengthen our balance sheet over the past year, our business was not immune to the weak economic environment and our earnings per share, before extraordinary items, decreased 3.9 percent to $2.46. Nonetheless, we feel these are solid results in what was a very difficult environment and we clearly believe that we have positioned our Company to weather tough economic conditions, and to benefit from the improving conditions expected late this year and in 2004.

There are three additional items I would like to mention that I believe are important for stockholders to recognize. In the fourth quarter of 2002, we incurred an increase in capital expenditures for tenant improvements to "make ready" vacant properties in advance of leasing activity. Historically, capital expenditures of this type are incurred upon securing a prospective tenant; however, as part of our plan to maximize leasing activity, we made the decision to advance these expenditures to ensure that our facilities have maximum appeal to real estate brokers and prospective tenants.

The second item is that, beginning in 2003, we will begin expensing options as part of our continuing commitment to accuracy and transparency in our financial reporting.

And third, as a fellow investor and CEO, I want our financial reporting to reflect the full scope of our value creation activities. I believe our simplified calculation of Funds From Operations (FFO)—which is equal to net income available to common stockholders, plus depreciation/amortization of real estate, minus accumulated depreciation/amortization on real estate sold—provides full transparency, as it captures both the portfolio and investment components of our total return strategy. I expect the same transparency in disclosure from any company in which I invest, and believe you do too.

As always, we remain committed to providing the necessary transparency and detail to enable investors to appropriately value our Company and we are working hard to ensure that this translates into an increased understanding of our Company and its strategy. Our supplemental information package is one of the most comprehensive in the REIT industry and we continue to refine its contents to address the needs of our investors.

Robert H. Muir
Executive Vice President – Development Services



"Our development capabilities enable us to serve customers nationwide, and in 2002 we were awarded build-to-suit projects totaling 1.1 million square feet, for customers such as Ford, Maytag and Verizon."









CORPORATE REAL ESTATE OPPORTUNITY

Foreseeing a growing trend in supply chain reconfiguration and industrial asset rationalization, in 1999 we began marketing Integrated Industrial Solutions,™ a corporate real estate program that organizes our core competencies and leverages our I-N-D-L operating platform to provide end-to-end supply chain solutions to companies seeking a full-service industrial real estate provider.

Our I-N-D-L operating platform makes us uniquely capable of providing comprehensive solutions to Corporate America as companies increasingly seek to maximize operating efficiencies through supply chain reconfigurations, build-to-suit development and redevelopment, surplus property dispositions and sale-leasebacks.

Such customer-driven solutions provide significant opportunity for growth, as they meet customer needs in both good times and bad. That was evident this year, as this program had its best year ever.

In 2002, we completed a four facility sale-leaseback transaction for General Motors Corporation involving properties in Illinois, California, Nevada and Pennsylvania. In addition, we completed the first phase of Maytag's supply chain reconfiguration in which we developed a 390,000 square-foot facility in Pennsylvania, leased a 527,000 square-foot facility in Atlanta, and acquired a leasehold interest on a 230,000 square-foot facility also in Pennsylvania. We also assisted Caterpillar, acquiring two of their surplus industrial properties, one in Illinois and one in Wisconsin. In addition to these complex multi-market transactions, we were awarded build-to-suit projects for Ford Motor Company and Tractor Supply Company; we completed build-to-suits for USCO Logistics, Verizon Wireless, Eagle Global Logistics and APL Logistics for Dell Computer; and we signed fee development transactions with Atronic Americas and Vanee Foods.

We believe the opportunity to help Corporate America achieve its real estate goals has never been better, and we look forward to continued success in serving the needs of our customers in 2003.

CLOSING STATEMENT

While the state of the economy remains uninspiring, there are many reasons to be optimistic about the future. We performed well in 2002, in what was the most difficult economic environment we faced since going public. If anyone wanted to know how our Company would perform in a tough year, they need only look at our performance throughout 2002. The fundamental reasons we performed well—our sound operating platform, solid balance sheet, diversified and flexible portfolio structure and focused management—are the same reasons why we are so confident in our future.

While we expect the business environment to remain challenging in 2003, we take our responsibility to protect and grow your investment very seriously. Your management and board of directors share a high level of confidence in the long-term prospects for our Company, as demonstrated by your board's decision to raise your common stock dividend for the eighth consecutive year to $2.74 per share.

Your management team's plan for 2003 focuses our efforts on continued execution and builds upon the many successes we had in 2002. We remain focused on portfolio leasing, and have taken great strides to ensure we capitalize on all leasing opportunities. In addition, we remain committed to identifying opportunities where we believe we have created maximum value in a targeted property and where harvesting that value is appropriate. It is our belief that this disciplined strategy will enable us to generate returns above our cost of capital and create enhanced shareholder value.

I would like to thank our employees for their exceptional efforts in the difficult environment, our customers for giving us the opportunity to continue to serve their needs and the brokerage community for their continued service. I would also like to thank my fellow members of our board of directors for their support and guidance, and you, our fellow stockholders, for your continued confidence and investment.

Sincerely,



Michael W. Brennan
President and Chief Executive Officer
March 15, 2003

Regional Offices

ATLANTA/CHARLOTTE
Ross Kirk *Managing Director*
Mark Dishaw *Senior Regional Director*
Samuel O'Briant *Regional Vice President, Development*
1255 Terminus Drive, Suite 100
Lithia Springs, GA 30122
Phone: 678/945-8833
Fax: 678/945-8830

BALTIMORE
Ross Kirk *Managing Director*
Jeff Thomas *Regional Director*
Elkins Wetherill *Senior Regional Development Officer*
7476 New Ridge Road, Suite H
Hanover, MD 21076
Phone: 410/859-1716
Fax: 410/859-3661

CHICAGO/MILWAUKEE
Arne Cook *Managing Director*
Mark Saturno *Regional Director*
Joseph Mikes *Senior Vice President, Development*
Christopher McGrath *Senior Regional Development Officer*
9450 W. Bryn Mawr Avenue, Suite 150
Rosemont, IL 60018
Phone: 847/233-0050
Fax: 847/233-0058

CINCINNATI/COLUMBUS/DAYTON
Ross Kirk *Managing Director*
Kevin Smith *Senior Regional Director*
4742 Creek Road
Cincinnati, OH 45242
Phone: 513/860-0480
Fax: 513/860-4702

DALLAS
Greg Downs *Managing Director*
Rob Riner *Regional Director*
Kirk Tames *Regional Development Officer*
16750 Westgrove Drive, Suite 300
Addison, TX 75001
Phone: 972/386-4700
Fax: 972/386-4540

DENVER
Greg Downs *Managing Director*
Graham Riley *Senior Regional Manager*
5350 S. Roslyn, Suite 240
Greenwood Village, CO 80111
Phone: 303/220-5565
Fax: 303/220-5585

DETROIT
Arne Cook *Managing Director*
Rick Czerwinski *Senior Regional Director*
24800 Denso Drive, Suite 175
Southfield, MI 48034
Phone: 248/357-4050
Fax: 248/357-6352

FORT WORTH
Greg Downs *Managing Director*
Rob Riner *Regional Director*
7429 Airport Freeway
Fort Worth, TX 76118
Phone: 817/595-4177
Fax: 817/595-4204

HARRISBURG
Ross Kirk *Managing Director*
Jeff Thomas *Regional Director*
2780 Commerce Drive, Suite 100
Middletown, PA 17057
Phone: 717/712-2050
Fax: 717/712-2051

HOUSTON
Greg Downs *Managing Director*
Royal Pratt *Regional Director*
8850 Jameel Road, Suite 100
Houston, TX 77040
Phone: 713/681-0885
Fax: 713/681-0887

INDIANAPOLIS
Arne Cook *Managing Director*
Doug Swain *Regional Manager*
1425 Sadlier Circle West
Indianapolis, IN 46239
Phone: 317/351-9330
Fax: 317/351-1777

LOS ANGELES
Tim Gudim *Managing Director*
898 N. Sepulveda Blvd., Suite 750
El Segundo, CA 90245
Phone: 310/414-5400
Fax: 310/414-5462

MINNEAPOLIS
Arne Cook *Managing Director*
Chris Willson *Regional Director*
7615 Golden Triangle Drive, Suite N
Eden Prairie, MN 55344
Phone: 952/943-2700
Fax: 952/943-8778

NASHVILLE
Arne Cook *Managing Director*
David Harker *Senior Regional Director*
104 East Park Drive, Suite 324
Brentwood, TN 37027
Phone: 615/371-6653
Fax: 615/371-6670

NEW JERSEY
Ross Kirk *Managing Director*
Hayden Tiger *Regional Director*
43 Route 46 East, Suite 701
Pine Brook, NJ 07058
Phone: 973/227-6600
Fax: 973/227-9198

PHILADELPHIA
Ross Kirk *Managing Director*
Peter Schultz *Senior Regional Director*
Dick Astheimer *Senior Vice President, Development*
Elkins Wetherill *Senior Regional Development Officer*
200 Philips Road
Exton, PA 19341
Phone: 610/594-9700
Fax: 610/594-9690

PHOENIX
Greg Downs *Managing Director*
Kevin Czerwinski *Senior Vice President, Development*
Scott Craig *Senior Regional Development Officer*
2425 E. Camelback Road, Suite 785
Phoenix, AZ 85016
Phone: 602/381-6820
Fax: 602/381-6830

PORTLAND
Tim Gudim *Managing Director*
5835 NE 122nd Street, Suite 140
Portland, OR 97230
Phone: 503/262-0900
Fax: 503/262-0901

SALT LAKE CITY
Greg Downs *Managing Director*
1270 West 2320 South, Suite C
West Valley City, UT 84119
Phone: 801/886-2711
Fax: 801/886-2710

SAN DIEGO
Tim Gudim *Managing Director*
101 North Acacia Ave.
Solana Beach, CA 92075
Phone: 858/847-9139
Fax: 858/847-9146

ST. LOUIS
Arne Cook *Managing Director*
David Harker *Senior Regional Director*
1525 Fairview Industrial Boulevard
St. Louis, MO 63132
Phone: 314/426-2111
Fax: 314/428-6162

TAMPA
Ross Kirk *Managing Director*
Ron Smith *Regional Director*
Bob Krueger *Senior Regional Development Officer*
6302 Benjamin Road, Suite 400
Tampa, FL 33634
Phone: 813/884-6161
Fax: 813/889-9469

The following sets forth selected financial and operating data for the Company on a historical consolidated basis. The following data should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report. The historical statements of operations for the years ended December 31, 2002, 2001 and 2000 include the results of operations of the Company as derived from the Company's audited financial statements. The historical statements of operations for the years ended December 31, 1999 and 1998 include the results of operations of the Company as derived from the Company's audited financial statements except that the results of operations of properties that were sold subsequent to December 31, 2001 that were not classified as held for sale at December 31, 2001 and the results of operations of properties that were classified as held for sale subsequent to December 31, 2001 are presented in discontinued operations if they met both of the following criteria: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposition and (b) the Company will not have any significant involvement in the operations of the property after the disposal transaction. The historical balance sheet data and other data as of December 31, 2002, 2001, 2000, 1999 and 1998 include the balances of the Company as derived from the Company's audited financial statements.

Selected Financial and Operating Data

(In thousands, except per share and property data)

STATEMENTS OF OPERATIONS DATA	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98
Total Revenues	$ 346,565	$ 351,240	$ 355,189	$ 345,430	$ 324,573
Property Expenses	(106,987)	(104,366)	(102,653)	(92,538)	(94,252)
General and Administrative Expense	(19,610)	(18,609)	(17,129)	(13,259)	(12,983)
Interest Expense	(90,387)	(82,580)	(83,925)	(79,869)	(71,833)
Amortization of Deferred Financing Costs	(1,925)	(1,809)	(1,750)	(1,362)	(917)
Depreciation and Other Amortization	(74,194)	(68,307)	(62,131)	(62,857)	(58,848)
Valuation Provision on Real Estate (A)	—	(9,500)	(2,900)	—	—
Restructuring and Abandoned Pursuit Costs Charge (B)	—	—	—	—	(11,941)
Equity in Income (Loss) of Joint Ventures	463	(791)	571	302	45
Disposition of Interest Rate Protection Agreements (C)	—	—	—	—	(8,475)
Minority Interest Income Allocable to Continuing Operations	(7,014)	(15,274)	(13,280)	(14,940)	(5,706)
Gain on Sales of Real Estate	16,476	64,347	29,296	29,797	5,349
Income from Continuing Operations Before Extraordinary Loss and Cumulative Effect of Change in Accounting Principle	63,387	114,351	101,288	110,704	65,012
Income from Discontinued Operations (Including Gain on Sale of Real Estate of $54,657 for the Year Ended December 31,2002) (D)	67,062	19,763	19,691	16,713	14,940
Minority Interest Allocable to Discontinued Operations	(10,046)	(3,038)	(3,115)	(2,669)	(2,255)
Extraordinary Loss (E)	(888)	(10,309)	—	—	—
Minority Interest Allocable to Extraordinary Loss	134	1,597	—	—	—
Cumulative Effect of Change in Accounting Principle (F)	—	—	—	—	(1,976)
Net Income	119,649	122,364	117,864	124,748	75,721
Preferred Stock Dividends	(23,432)	(30,001)	(32,844)	(32,844)	(30,610)
Net Income Available to Common Stockholders	$ 96,217	$ 92,363	$ 85,020	$ 91,904	$ 45,111
Income from Continuing Operations Available to Common Stockholders Before Extraordinary Loss and Cumulative Effects of Change in Accounting Principle Per Weighted Average Common Share Outstanding					
Basic	$ 1.02	$ 2.15	$ 1.77	$ 2.05	$ .92
Diluted	$ 1.01	$ 2.13	$ 1.76	$ 2.04	$ .91
Net Income Available to Common Stockholders Before Extraordinary Loss and Cumulative Effect of Change in Accounting Principle Per Weighted Average Common Share Outstanding					
Basic	$ 2.47	$ 2.57	$ 2.20	$ 2.42	$ 1.26
Diluted	$ 2.46	$ 2.56	$ 2.18	$ 2.41	$ 1.25
Net Income Available to Common Stockholders Per Weighted Average Common Share Outstanding					
Basic	$ 2.45	$ 2.35	$ 2.20	$ 2.42	$ 1.20
Diluted	$ 2.44	$ 2.34	$ 2.18	$ 2.41	$ 1.20
Distributions Per Share	$ 2.7250	$ 2.6525	$ 2.5175	$ 2.420	$ 2.190
Weighted Average Number of Common Shares Outstanding					
Basic	39,251	39,274	38,661	38,042	37,445
Diluted	39,453	39,552	38,917	38,144	37,627
Net Income	$ 119,649	$ 122,364	$ 117,864	$ 124,748	$ 75,721
Other Comprehensive Income (Loss)					
Cumulative Transition Adjustment	—	(14,920)	—	—	—
Settlement of Interest Rate Protection Agreements	1,772	(191)	—	—	—
Mark-to-Market of Interest Rate Protection Agreements	(126)	(231)	—	—	—
Write-Off of Unamortized Interest Rate Protection Agreement Due to the Early Retirement of Debt	—	2,156	—	—	—
Amortization of Interest Rate Protection Agreements	176	805	—	—	—
Comprehensive Income	$ 121,471	$ 109,983	$ 117,864	$ 124,748	$ 75,721

Selected Financial and Operating Data

(In thousands, except per share and property data)

BALANCE SHEET DATA (END OF PERIOD)	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98
Real Estate, Before Accumulated Depreciation	$ 2,697,269	$ 2,714,927	$ 2,440,810	$ 2,597,592	$ 2,583,033
Real Estate, After Accumulated Depreciation	2,388,781	2,438,107	2,221,109	2,386,136	2,407,147
Real Estate Held for Sale, Net	7,040	30,750	236,422	—	—
Total Assets	2,629,973	2,621,400	2,618,493	2,526,963	2,554,462
Mortgage Loans Payable, Net, Unsecured Lines of Credit and Senior Unsecured Debt, Net	1,422,149	1,318,450	1,221,356	1,147,639	1,191,882
Total Liabilities	1,575,586	1,447,361	1,373,288	1,276,763	1,310,518
Stockholders' Equity	882,326	995,597	1,058,372	1,059,226	1,054,776
OTHER DATA					
Cash Flows from Operating Activities	$ 131,597	$ 147,091	$ 160,241	$ 176,897	$ 149,096
Cash Flows from Investing Activities	34,591	(38,761)	(87,300)	(10,040)	(535,554)
Cash Flows from Financing Activities	(166,188)	(116,061)	(67,819)	(186,071)	395,059
Total Properties (G)	908	918	969	967	987
Total GLA, in Square Feet (G)	59,979,894	64,002,809	68,242,713	67,029,135	69,253,383
Occupancy Percentage (G)	90%	91%	95%	96%	95%

(A) *Represents a valuation provision on real estate relating to certain properties located in Columbus, Ohio, Des Moines, Iowa, Grand Rapids, Michigan and Indianapolis, Indiana.*

(B) *Represents a restructuring charge of approximately $6.9 million relating to severance costs (of which approximately $1.2 million is non-cash relating to immediate vesting of restricted stock) and approximately $5.0 million in costs relating to abandoned acquisitions.*

(C) *The approximate $8.5 million loss on disposition of interest rate protection agreements for the year ended December 31, 1998 represents the Company's settlement, through the Operating Partnership, of an interest rate protection agreement that was scheduled to expire on January 4, 1999. This agreement was entered into in December 1997 in anticipation of 1998 senior unsecured debt offerings. Due to the changing market conditions and the Company's expectation that it would not issue debt securities associated with the interest rate protection agreement, the Company settled its position in the interest rate protection agreement.*

(D) *On January 1, 2002, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("FAS 144"). FAS 144 addresses financial accounting and reporting for the disposal of long lived assets. FAS 144 requires that the results of operations and gains or losses on the sale of property sold subsequent to December 31, 2001 that were not classified as held for sale at December 31, 2001 as well as the results of operations from properties that were classified as held for sale subsequent to December 31, 2001 be presented in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the Company will not have any significant involvement in the operations of the property after the disposal transaction. FAS 144 also requires prior period results of operations for these properties to be restated and presented in discontinued operations in prior consolidated statements of operations.*

(E) *In 2002, the Company paid off and retired certain senior unsecured debt. The Company recorded an extraordinary loss of approximately $.9 million which is comprised of the amount paid above the carrying amount of the senior unsecured debt, the write-off of pro rata unamortized deferred financing costs and legal costs. In 2001, the Company paid off and retired certain mortgage loans and certain senior unsecured debt. The Company recorded an extraordinary loss of approximately $10.3 million which is comprised of the amount paid above the carrying amount of the senior unsecured debt, the write-off of unamortized deferred financing costs, the write-off of the unamortized portion of an interest rate protection agreement which was used to fix the interest rate on the senior unsecured debt prior to issuance, the settlement of an interest rate protection agreement used to fix the retirement price of the senior unsecured debt, prepayment fees, legal costs and other expenses.*

(F) *In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires that the net unamortized balance of all start-up costs and organizational costs be written off as a cumulative effect of a change in accounting principle and all future start-up costs and organizational costs be expensed. Consistent with SOP 98-5, the Company reported a cumulative effect of a change in accounting principle in the amount of approximately $2.0 million to reflect the write-off of the unamortized balance of organizational costs on the Company's balance sheet.*

(G) *As of end of period and excludes properties under development.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with "Selected Financial Data" and the historical Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report.

First Industrial Realty Trust, Inc. was organized in the state of Maryland on August 10, 1993. First Industrial Realty Trust, Inc. is a real estate investment trust ("REIT"), as defined in the Internal Revenue Code. First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") began operations on July 1, 1994. The Company's interests in its properties and land parcels are held through partnerships controlled by the Company, including First Industrial, L.P. (the "Operating Partnership"), of which the Company is the sole general partner, as well as, among others, First Industrial Financing Partnership, L.P., First Industrial Securities, L.P., First Industrial Mortgage Partnership, L.P., First Industrial Pennsylvania, L.P., First Industrial Harrisburg, L.P., First Industrial Indianapolis, L.P., FI Development Services, L.P. and TK-SV, LTD., of which the sole general partner of each is a wholly-owned subsidiary of the Company, and the sole limited partner of each is the Operating Partnership, as well as limited liability companies of which the Operating Partnership is the sole member. The Operating Partnership is also the sole stockholder of First Industrial Development Services, Inc. The Company, through separate wholly-owned limited liability companies of which the Operating Partnership is the sole member, also owns minority equity interests in, and provides asset and property management services to, three joint ventures which invest in industrial properties.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company maintains an allowance for doubtful accounts which is based on estimates of potential losses which could result from the inability of the Company's tenants to satisfy outstanding billings with the Company. If the financial condition of the Company's tenants were to deteriorate, an increase in the allowance may be required. Also, the Company reviews its properties on a quarterly basis for impairment and provides a provision if impairments are determined. Future adverse changes in the Company's markets may cause an increase in this provision.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

At December 31, 2002, the Company owned 908 in-service properties with approximately 60.0 million square feet of gross leasable area ("GLA"), compared to 918 in-service properties with approximately 64.0 million square feet of GLA at December 31, 2001. During 2002, the Company acquired 90 in-service properties containing approximately 5.7 million square feet of GLA, completed development of 17 properties totaling approximately 3.2 million square feet of GLA and sold 110 in-service properties totaling approximately 11.3 million square feet of GLA, four out-of-service properties and several land parcels. The Company also took nine properties out of service that are under redevelopment, comprising approximately 1.8 million square feet of GLA, and placed in service two properties comprising approximately .2 million square feet of GLA.

Rental income and tenant recoveries and other income decreased by approximately $4.7 million or 1.3% due primarily to a decrease in same store rental income and tenant recoveries and other income as discussed below, as well as a decrease in rental income and tenant recoveries and other income for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to properties sold subsequent to December 31, 2000 (other than property sales that were classified as discontinued operations). This decrease is partially offset by an increase in rental income and tenant recoveries and other income for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to properties acquired subsequent to December 31, 2000. Rental income and tenant recoveries and other income from in-service properties owned prior to January 1, 2001 decreased by approximately $3.4 million or 1.2% due primarily to a decrease in average occupied GLA for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Property expenses, which include real estate taxes, repairs and maintenance, property management, utilities, insurance and other expenses increased by approximately $2.6 million or 2.5%. This increase is due primarily to an increase in same store property expenses and an increase in property expenses for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to properties acquired subsequent to December 31, 2000. This increase is partially offset by a decrease in property expenses from properties sold subsequent to December 31, 2000 (other than property sales that were classified as discontinued operations). Property expenses from in-service properties owned prior to January 1, 2001 increased by approximately $4.0 million or 4.9% due primarily to an increase in repairs and maintenance expense, insurance expense and other expense. The increase in repairs and maintenance expense is due primarily to an increase in maintenance company expenses and related costs. The increase in insurance is due primarily to an increase in insurance premiums. The increase in other expense is primarily due to an increase in bad debt expense for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

General and administrative expense increased by approximately $1.0 million due primarily to increases in employee compensation and additional employees for the year ended December 31, 2002 as compared to the year ended December 31, 2001, partially offset by the write-off of the Company's technology initiative investment of approximately $.7 million during the year ended December 31, 2001.

Interest expense increased by approximately $7.8 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due primarily to an increase in the weighted average debt balance outstanding for the year ended December 31, 2002 ($1,433.0 million) as compared to the year ended December 31, 2001 ($1,310.3 million) and a decrease in capitalized interest for the year ended December 31, 2002 due to a decrease in development activities. This was partially offset by a decrease in the weighted average interest rate for the year ended December 31, 2002 (6.82%) as compared to the year ended December 31, 2001 (7.06%).

Amortization of deferred financing costs increased by approximately $.1 million or 6.4% due primarily to the amortization of deferred financing costs associated with the issuance of additional senior unsecured debt.

Depreciation and other amortization increased by approximately $5.9 million due primarily to additional depreciation and amortization recognized for properties acquired subsequent to December 31, 2000.

The valuation provision on real estate of approximately $9.5 million for the year ended December 31, 2001 represents a valuation provision on certain properties located in the Columbus, Ohio, Des Moines, Iowa and Indianapolis, Indiana markets.

Equity in income of joint ventures increased by approximately $1.3 million due primarily to the increase in gain on sale of real estate of one of the Company's joint ventures, the start-up of one of the Company's joint ventures in December 2001 and the Company recognizing its proportionate interest in a valuation provision recognized in one of the Company's joint ventures during the year ended December 31, 2001, offset by a loss on the sale of real estate of one of the Company's joint ventures.

The approximate $16.5 million gain on sale of real estate for the year ended December 31, 2002 resulted from the sale of 12 industrial properties that were identified as held for sale at December 31, 2001, 16 industrial properties that were sold to one of the Company's joint ventures and several land parcels. Gross proceeds from these sales were approximately $156.8 million.

The $64.3 million gain on sale of real estate for the year ended December 31, 2001 resulted from the sale of 132 industrial properties and several land parcels. Gross proceeds from these sales were approximately $386.9 million.

Income from discontinued operations of approximately $67.1 million for the year ended December 31, 2002 reflects the results of operations and gain on sale of 86 industrial properties that were not held for sale at December 31, 2001 and were sold during the year ended December 31, 2002, the gain associated with the assignment of the right to third parties to purchase certain properties, as well as the results of operations of four industrial properties identified as held for sale at December 31, 2002. Gross proceeds from the sales of the 86 industrial properties were approximately $316.7 million, resulting in a gain on sale of real estate of approximately $54.7 million.

Income from discontinued operations of approximately $19.8 million for the year ended December 31, 2001 reflects the results of operations of the 86 industrial properties that were not held for sale at December 31, 2001 and were sold during the year ended December 31, 2002 as well as the results of operations of four industrial properties identified as held for sale at December 31, 2002.

The approximate $.9 million extraordinary loss for the year ended December 31, 2002 is due to the early retirement of senior unsecured debt. The extraordinary loss is comprised of the amount paid above the carrying amount of the senior unsecured debt, the write-off of pro rata unamortized deferred financing costs and legal costs.

The $10.3 million extraordinary loss for the year ended December 31, 2001 is due to the early retirement of senior unsecured debt and various mortgage loans. The extraordinary loss is comprised of the amount paid above the carrying amount of the senior unsecured debt, the write-off of unamortized deferred financing costs, the write-off of the unamortized portion of an interest rate protection agreement which was used to fix the interest rate on the senior unsecured debt prior to issuance, the settlement of an interest rate protection agreement used to fix the retirement price of the senior unsecured debt, prepayment fees, legal costs and other expenses.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

At December 31, 2001, the Company owned 918 in-service properties with approximately 64.0 million square feet of GLA, compared to 969 in-service properties with approximately 68.2 million square feet of GLA at December 31, 2000. During 2001, the Company acquired 79 in-service properties containing approximately 4.4 million square feet of GLA, completed development of seven properties totaling approximately 1.1 million square feet of GLA and sold 128 in-service properties totaling approximately 8.9 million square feet of GLA, four out-of-service properties and several land parcels. The Company also took 13 properties out of service that were under redevelopment, comprising approximately 1.1 million square feet of GLA, and placed in service four properties comprising approximately .3 million square feet of GLA.

Rental income and tenant recoveries and other income decreased by approximately $3.9 million or 1.1% due primarily to a decrease in rental income and tenant recoveries and other income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due to properties sold subsequent to December 31, 1999. This decrease is partially offset by an increase in rental income and tenant recoveries and other income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due to properties acquired subsequent to December 31, 1999. Rental income and tenant recoveries and other income from in-service properties owned prior to January 1, 2000 increased by approximately $3.5 million or 1.3% due primarily to an increase in recoverable income due to an increase in property expenses (as discussed below) for the year ended December 31, 2001 as compared to the year ended December 31, 2000.

Property expenses, which include real estate taxes, repairs and maintenance, property management, utilities, insurance and other expenses increased by approximately $1.7 million or 1.7%. This increase is due primarily to an increase in same store property expenses as discussed below, as well as an increase in property expenses for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due to properties acquired subsequent to December 31, 1999. This increase is partially offset by a decrease in property expenses for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due to properties sold during the year ended December 31, 2000. Property expenses from in-service properties owned prior to January 1, 2000 increased by approximately $3.7 million or 5.1% due primarily to an increase in real estate taxes, repairs and maintenance, utilities expense and insurance expense. The increase in real estate taxes is primarily due to an increase in real estate taxes in many of the Company's markets. The increase in repairs and maintenance is due primarily to an increase in landscaping and related expenses, as well as an increase in maintenance fees. The increase in utilities expense increased due to an increase in gas and electricity expenses. The increase in insurance is due primarily to an increase in insurance premiums.

General and administrative expense increased by approximately $1.5 million due primarily to increases in employee compensation and additional employees for the year ended December 31, 2001 as compared to the year ended December 31, 2000 and the write-off of the Company's technology initiative investment of approximately $.7 million during the year ended December 31, 2001.

Interest expense decreased by approximately $1.3 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to a decrease in the weighted average interest rate for the year ended December 31, 2001 (7.06%) as compared to the year ended

December 31, 2000 (7.32%) and an increase in capitalized interest for the year ended December 31, 2001 due to an increase in development activities. This was offset by an increase in average debt balance outstanding for the year ended December 31, 2001 as compared to the year ended December 31, 2000. The average debt balance outstanding for the years ended December 31, 2001 and 2000 was approximately $1,310.3 million and $1,226.6 million, respectively.

Amortization of deferred financing costs increased by approximately $.1 million or 3.4% due primarily to the amortization of deferred financing costs associated with the issuance of additional senior unsecured debt.

Depreciation and other amortization increased by approximately $6.2 million due primarily to additional depreciation and amortization recognized for properties acquired subsequent to December 31, 1999 as well as additional depreciation due to fewer properties classified as held for sale throughout the year ended December 31, 2001 as compared to the year ended December 31, 2000.

The valuation provision on real estate of approximately $9.5 million for the year ended December 31, 2001 represents a valuation provision primarily on certain properties located in the Columbus, Ohio, Des Moines, Iowa and Indianapolis, Indiana markets.

The valuation provision on real estate of approximately $2.9 million for the year ended December 31, 2000 represents a valuation provision on the Company's exit market portfolio in Grand Rapids, Michigan.

Equity in income of joint ventures decreased by approximately $1.4 million due primarily to the Company recognizing its proportionate interest in a valuation provision recognized in one of the Company's joint ventures.

The $64.3 million gain on sale of real estate for the year ended December 31, 2001 resulted from the sale of 132 industrial properties and several land parcels. Gross proceeds from these sales were approximately $386.9 million.

The $29.3 million gain on sale of real estate for the year ended December 31, 2000 resulted from the sale of 109 industrial properties and several land parcels. Gross proceeds from these sales were approximately $433.7 million.

Income from discontinued operations of approximately $19.8 million for the year ended December 31, 2001 reflects the results of operations of the 86 industrial properties that were not held for sale at December 31, 2001 and were sold during the year ended December 31, 2002 as well as the results of operations of four industrial properties identified as held for sale at December 31, 2002.

Income from discontinued operations of approximately $19.7 million for the year ended December 31, 2000 reflects the results of operations of the 86 industrial properties that were not held for sale at December 31, 2001 and were sold during the year ended December 31, 2002 as well as the results of operations of four industrial properties identified as held for sale at December 31, 2002.

The $10.3 million extraordinary loss for the year ended December 31, 2001 is due to the early retirement of senior unsecured debt and various mortgage loans. The extraordinary loss is comprised of the amount paid above the carrying amount of the senior unsecured debt, the write-off of unamortized deferred financing costs, the write-off of the unamortized portion of an interest rate protection agreement which was used to fix the interest rate on the senior unsecured debt prior to issuance, the settlement of an interest rate protection agreement used to fix the retirement price of the senior unsecured debt, prepayment fees, legal costs and other expenses.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, the Company's restricted cash was approximately $31.1 million. Included in restricted cash is approximately $2.8 million of cash reserves required to be set aside under the 1995 Mortgage Loan (hereinafter defined) for payments of security deposit refunds, capital expenditures, interest, real estate taxes, insurance and re-leasing costs. The portion of the cash reserves relating to payments for capital expenditures, interest, real estate taxes and insurance was established monthly, distributed to the Company as such expenditures were made and was replenished to a level adequate to make the next periodic payment of such expenditures. The portion of the cash reserves relating to security deposit refunds was adjusted as tenants turned over. The portion of the cash reserves relating to re-leasing costs resulted from a deposit of a lease termination fee that was to be used to cover the costs of re-leasing that space. On January 13, 2003, the Company, through the Mortgage Partnership, paid off and retired the 1995 Mortgage Loan (hereinafter defined), at which time such cash reserves were released to the Company. Also included in restricted cash is approximately $28.3 million of gross proceeds from the sales of certain properties. These sales proceeds will be disbursed as the Company exchanges into properties under Section 1031 of the Internal Revenue Code.

Year Ended December 31, 2002

Net cash provided by operating activities of approximately $131.6 million for the year ended December 31, 2002 was comprised primarily of net income before minority interest of approximately $136.6 million and adjustments for non-cash items of approximately $12.6 million, partially offset by the net change in operating assets and liabilities of approximately $17.6 million. The adjustments for the non-cash items of approximately $12.6 million are primarily comprised of depreciation and amortization of approximately $84.7 million and an extraordinary loss of approximately $.9 million from the early retirement of debt, partially offset by the gain on sale of real estate of approximately $71.1 million and the effect of the straight-lining of rental income of approximately $1.9 million.

Net cash provided by investing activities of approximately $34.6 million for the year ended December 31, 2002 was comprised primarily of the net proceeds from the sale of real estate, distributions from the Company's joint ventures and the repayment of mortgage loans receivable, partially offset by the acquisition of real estate, development of real estate, capital expenditures related to the expansion and improvement of existing real estate, contributions to one of the Company's joint ventures and an increase in restricted cash from sales proceeds deposited with an intermediary for Section 1031 exchange purposes.

Net cash used in financing activities of approximately $166.2 million for the year ended December 31, 2002 was comprised primarily of repayments on mortgage loans payable, the repurchase of restricted stock from employees of the Company to pay for withholding taxes on the vesting of restricted stock, the purchase of treasury shares, the purchase of U.S. Government securities used as substitute collateral to execute legal defeasances of portions of the 1995 Mortgage Loan (hereinafter defined), common and preferred stock dividends and unit distributions, debt issuance costs incurred in conjunction with the issuance of senior unsecured debt, the partial payoff of the 2027 Notes (hereinafter defined), net repayments under the Company's unsecured lines of credit and the redemption of the Company's Series B Preferred Stock (hereinafter defined), partially offset by the proceeds from the issuance of senior unsecured debt, net proceeds from the issuance of common stock and a book overdraft.

Year Ended December 31, 2001

Net cash provided by operating activities of approximately $147.1 million for the year ended December 31, 2001 was comprised primarily of net income before minority interest of approximately $139.1 million and adjustments for non-cash items of approximately $36.0 million, offset by the net change in operating assets and liabilities of approximately $28.0 million. The adjustments for the non-cash items of approximately $36.0 million are primarily comprised of depreciation and amortization of approximately $83.2 million, a valuation provision on real estate of approximately $9.5 million, equity in net loss of joint ventures of approximately $.8 million and an extraordinary loss of approximately $10.3 million from the early retirement of debt, offset by the gain on sale of real estate of approximately $64.3 million and the effect of the straight-lining of rental income of approximately $3.5 million.

Net cash used in investing activities of approximately $38.8 million for the year ended December 31, 2001 was comprised primarily of the acquisition of real estate, development of real estate, capital expenditures related to the expansion and improvement of existing real estate and contributions to one of the Company's joint ventures, offset by the net proceeds from the sale of real estate, distributions from two of three of the Company's joint ventures, a decrease in restricted cash due to the use of restricted cash to purchase properties to effect Section 1031 exchanges and the repayment of mortgage loans receivable.

Net cash used in financing activities of approximately $116.1 million for the year ended December 31, 2001 was comprised primarily of repayments on mortgage loans payable, the repurchase of restricted stock from employees of the Company to pay for withholding taxes on the vesting of restricted stock, the purchase of treasury shares, the purchase of U.S. Government securities used as substitute collateral to execute a legal defeasance of a portion of the 1995 Mortgage Loan (hereinafter defined), common and preferred stock dividends and unit distributions, debt issuance costs incurred in conjunction with the issuance of senior unsecured debt, prepayment fees incurred in the early retirement of two mortgage loans, the payoff of senior unsecured debt and the redemption of approximately $41.3 million in preferred stock, offset by net borrowings under the Company's unsecured line of credit, the proceeds from the issuance of senior unsecured debt, net proceeds from the issuance of common stock and a book overdraft.

Year Ended December 31, 2000

Net cash provided by operating activities of approximately $160.2 million for the year ended December 31, 2000 was comprised primarily of net income before minority interest of approximately $134.3 million, adjustments for non-cash items of approximately $44.4 million offset by the net change in operating assets and liabilities of approximately $18.5 million. The adjustments for the non-cash items of approximately $44.4 million are primarily comprised of depreciation and amortization of approximately $72.3 million and a valuation provision on real estate of approximately $2.9 million, partially offset by the gain on sale of real estate of approximately $29.3 million and the effect of the straight-lining of rental income of approximately $1.5 million.

Net cash used in investing activities of approximately $87.3 million for the year ended December 31, 2000 was comprised primarily of the acquisition of real estate, development of real estate, capital expenditures related to the expansion and improvement of existing real estate and an increase in restricted cash from sales proceeds deposited with an intermediary for Section 1031 exchange purposes, partially offset by the net proceeds from the sale of real estate, distributions from the Company's joint ventures and the repayment of mortgage loans receivable.

Net cash used in financing activities of approximately $67.8 million for the year ended December 31, 2000 was comprised primarily of repayments on mortgage loans payable, the purchase of treasury shares, the repurchase of restricted stock from employees of the Company to pay for withholding taxes on the vesting of restricted stock, the purchase of U.S. Government securities used as substitute collateral to execute a legal defeasance of a portion of the 1995 Mortgage Loan (hereinafter defined), common and preferred stock dividends and unit distributions and debt issuance costs incurred in conjunction with the Company's unsecured line of credit, partially offset by the net borrowings under the Company's unsecured line of credit and net proceeds from the issuance of common stock.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

The ratio of earnings to fixed charges and preferred stock dividends was 1.18, 1.20 and 1.38 for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease in earnings to fixed charges and preferred stock dividends between fiscal years 2002 and 2001 is primarily due to a decrease in income from continuing operations in fiscal year 2002 due to a decrease in rental income and tenant recoveries and other income and an increase in depreciation and amortization expense for fiscal year 2002 as compared to fiscal year 2001 as discussed in "Results of Operations" above, offset by a valuation provision on real estate in fiscal year 2001 as discussed in "Results of Operations" above. The decrease in earnings to fixed charges and preferred stock dividends between fiscal years 2001 and 2000 is primarily due to a decrease in income from continuing operations in fiscal year 2001 due to a decrease in rental income and tenant recoveries and other income, an increase in depreciation and amortization expense and an increase in a valuation provision on real estate for fiscal year 2001 as compared to fiscal year 2000 as discussed in "Results of Operations" above.

Segment Reporting

Management views the Company as a single segment.

Investment in Real Estate, Development of Real Estate and Sale of Real Estate

During the year ended December 31, 2002, the Company acquired 90 industrial properties comprising, in the aggregate, approximately 5.7 million square feet of GLA and several land parcels for an aggregate purchase price of approximately $239.4 million, excluding costs incurred in conjunction with the acquisition of the properties. Twenty-nine of the 90 industrial properties acquired, comprising approximately .8 million square feet of GLA, were acquired from two of the Company's joint ventures for an aggregate purchase price of approximately $32.3 million. The Company also completed the development of 17 industrial properties comprising approximately 3.2 million square feet of GLA at a cost of approximately $116.8 million.

During the year ended December 31, 2002, the Company sold 86 industrial properties comprising approximately 8.5 million square feet of GLA that were not classified as held for sale at December 31, 2001, 12 properties comprising approximately .9 million square feet of GLA that were classified as held for sale at December 31, 2001, 16 properties comprising approximately 2.5 million square feet of GLA that were sold to one of the Company's joint ventures, several land parcels, and assigned the right to third parties to purchase certain properties. Gross proceeds from these sales were approximately $473.5 million. In accordance with FAS 144 (hereinafter defined), the results of operations and gain on sale of real estate for the 86 of the 114 sold properties that were not identified as held for sale at December 31, 2001 and the gain associated with the assignment of the right to third parties to purchase certain properties are included in discontinued operations.

The Company has committed to the construction of 31 development projects totaling approximately 2.8 million square feet of GLA for an estimated investment of approximately $155.9 million. Of this amount, approximately $26.2 million remains to be funded. These developments are expected to be funded with proceeds from the sale of select properties, cash flow from operations and borrowings under the Company's 2002 Unsecured Line of Credit (hereinafter defined). The Company expects to place in service all of these development projects during the next twelve months. There can be no assurance that the Company will place these projects in service during the next twelve months or that the actual completion cost will not exceed the estimated completion cost stated above.

Real Estate Held for Sale

At December 31, 2002, the Company had four industrial properties comprising approximately .3 million square feet of GLA held for sale. Income from operations of the four industrial properties held for sale for the years ended December 31, 2002, 2001 and 2000 is approximately $1.0 million, $1.1 million and $.9 million, respectively. Net carrying value of the industrial properties held for sale at December 31, 2002 is approximately $7.0 million. In accordance with FAS 144 (hereinafter defined), the results of operations of the four industrial properties identified as held for sale during 2002, are included in discontinued operations. There can be no assurance that such properties held for sale will be sold.

Investments in Joint Ventures

During the year ended December 31, 2002, the Company, through wholly-owned limited liability companies in which the Operating Partnership is the sole member, recognized, in the aggregate, approximately $1.9 million (net of the intercompany elimination) in acquisition, asset management and property management fees from the Company's three industrial real estate joint ventures. The Company, through wholly-owned limited liability companies in which the Operating Partnership is the sole member, invested approximately $8.2 million and received distributions of approximately $2.7 million from the Company's three industrial real estate joint ventures. As of December 31, 2002, the Company's three industrial real estate joint ventures owned or had economic interests in 77 industrial properties comprising approximately 7.2 million square feet of GLA.

Mortgage Loans Payable

On December 29, 1995 the Company, through the Mortgage Partnership, borrowed $40,200 under a mortgage loan (the "1995 Mortgage Loan"). In June 2000, the Company purchased approximately $1.2 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $1.2 million of the 1995 Mortgage Loan. In March 2001, the Company purchased approximately $1.1 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $1.1 million of the 1995 Mortgage Loan. In January 2002, the Company purchased approximately $.8 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $.8 million of the 1995 Mortgage Loan. In June 2002, the Company purchased approximately $1.9 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $1.9 million of the 1995 Mortgage Loan. In December 2002, the Company purchased approximately $11.1 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $11.1 million of the 1995 Mortgage Loan. The terms of these legal defeasances require the Mortgage Partnership to use the gross proceeds from the maturities of the U.S. Government securities to paydown and subsequently retire the defeased portion of the 1995 Mortgage Loan in January 2003. Upon the execution of these legal defeasances, seven properties collateralizing the 1995 Mortgage Loan were released and subsequently sold. The Company is carrying the defeased portions of the 1995

Mortgage Loan on its balance sheet until it pays down and retires the defeased portions of the 1995 Mortgage Loan in January 2003. The 1995 Mortgage Loan provided for monthly principal and interest payments based on a 28-year amortization schedule and was to mature on January 11, 2026. The interest rate under the 1995 Mortgage Loan was fixed at 7.22% per annum through January 11, 2003. After January 11, 2003, the interest rate was to adjust through a predetermined formula based on the applicable Treasury rate. At December 31, 2002, the 1995 Mortgage Loan was collateralized by 16 properties held by the Mortgage Partnership. On January 13, 2003, the Company, through the Mortgage Partnership, paid off and retired the 1995 Mortgage Loan.

On April 1, 2002, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of approximately $5.8 million (the "Acquisition Mortgage Loan VIII"). The Acquisition Mortgage Loan VIII is collateralized by one property in Rancho Dominguez, California, bears interest at a fixed rate of 8.26% and provides for monthly principal and interest payments based on a 22-year amortization schedule. The Acquisition Mortgage Loan VIII matures on December 1, 2019. The Acquisition Mortgage Loan VIII may be prepaid only after November 2004 in exchange for the greater of a 1% prepayment fee or yield maintenance premium.

On April 1, 2002, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of approximately $6.0 million (the "Acquisition Mortgage Loan IX"). The Acquisition Mortgage Loan IX is collateralized by one property in Rancho Dominguez, California, bears interest at a fixed rate of 8.26% and provides for monthly principal and interest payments based on a 22-year amortization schedule. The Acquisition Mortgage Loan IX matures on December 1, 2019. The Acquisition Mortgage Loan IX may be prepaid only after November 2004 in exchange for the greater of a 1% prepayment fee or yield maintenance premium.

On January 31, 1997, the Company, through the Operating Partnership, assumed a loan in the amount of approximately $.7 million (the "LB Loan II"). On June 14, 2002, the Company, through the Operating Partnership, paid off and retired the LB Loan II with no prepayment fee.

On August 31, 1998, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of approximately $1.0 million (the "Acquisition Mortgage Loan VI"). On July 2, 2002, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan VI with no prepayment fee.

On March 20, 1996, the Company, through the Operating Partnership and the Indianapolis Partnership, entered into a $36.8 million mortgage loan (the "CIGNA Loan"). On October 1, 2002, the Company, through the Operating Partnership, paid off and retired the CIGNA Loan with no prepayment fee.

On December 23, 1997, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of approximately $3.6 million (the "Acquisition Mortgage Loan III"). On December 4, 2002, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan III with no prepayment fee.

Senior Unsecured Debt

On April 15, 2002, the Company, through the Operating Partnership, issued $200 million of senior unsecured debt which matures on April 15, 2012 and bears a coupon interest rate of 6.875% (the "2012 Notes"). The issue price of the 2012 Notes was 99.310%. Interest is paid semi-annually in arrears on April 15 and October 15. The Company also entered into interest rate protection agreements which were used to fix the interest rate on the 2012 Notes prior to issuance. The Company settled the interest rate protection agreements for approximately $1.8 million of proceeds, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreements are being amortized over the life of the 2012 Notes as an adjustment to interest expense. The 2012 Notes contain certain covenants, including limitations on incurrence of debt and debt service coverage.

On April 15, 2002, the Company, through the Operating Partnership, issued $50 million of senior unsecured debt which matures on April 15, 2032 and bears a coupon interest rate of 7.75% (the "2032 Notes"). The issue price of the 2032 Notes was 98.660%. Interest is paid semi-annually in arrears on April 15 and October 15. The debt issue discount is being amortized over the life of the 2032 Notes as an adjustment to interest expense. The 2032 Notes contain certain covenants, including limitations on incurrence of debt and debt service coverage.

On May 13, 1997, the Company, through the Operating Partnership, issued $100 million of senior unsecured debt which matures on May 15, 2027 and bears a coupon interest rate of 7.15% (the "2027 Notes"). The issue price of the 2027 Notes was 99.854%. The 2027 Notes were redeemable, at the option of the holders thereof, on May 15, 2002. The Company received redemption notices from holders representing approximately $84.9 million of the 2027 Notes outstanding. On May 15, 2002, the Company paid off and retired approximately $84.9 million of the 2027 Notes. Due to the partial payoff of the 2027 Notes, the Company has recorded an extraordinary loss of approximately $.9 million comprised of the amount paid above the carrying amount of the 2027 Notes, the write-off of the pro rata unamortized deferred financing costs and legal costs.

Unsecured Line of Credit

On September 27, 2002, the Company, through the Operating Partnership, amended and restated its $300 million unsecured line of credit (the "2002 Unsecured Line of Credit", formerly, the "2000 Unsecured Line of Credit"). The 2002 Unsecured Line of Credit matures on September 30, 2005 and bears interest at a floating rate of LIBOR plus .70%, or the Prime Rate, at the Company's election. The net unamortized deferred financing costs related to the 2000 Unsecured Line of Credit and any additional deferred financing costs incurred amending the 2002 Unsecured Line of Credit are being amortized over the life of the 2002 Unsecured Line of Credit in accordance with Emerging Issues Task Force Issue 98-14, "Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements".

Interest Rate Swap Agreements

In January 2002 and August 2002, the Company, through the Operating Partnership, entered into two interest rate swap agreements (the "Interest Rate Swap Agreements") which fixed the interest rate on a portion of the Company's 2002 Unsecured Line of Credit. The Company designated the Interest Rate Swap Agreements as cash flow hedges. The January 2002 interest rate swap agreement has a notional value of $25 million, is effective from February 4, 2002 through February 4, 2003 and fixed the LIBOR rate at 2.4975%. The August 2002 interest rate swap agreement has a notional value of $25 million, is effective from September 5, 2002 through September 5, 2003 and fixed the LIBOR rate at 1.884%. Any payments or receipts from the Interest Rate Swap Agreements will be treated as a component of interest expense. The Company anticipates that the Interest Rate Swap Agreements will be highly effective, and, as a result, the change in value will be shown in other comprehensive income.

Preferred Stock

On May 14, 1997, the Company issued 4,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 8.75%, $.01 par value, Series B Cumulative Preferred Stock (the "Series B Preferred Stock"), at an initial offering price of $25.00 per Depositary Share. On or after May 14, 2002, the Series B Preferred Stock became redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25.00 per Depositary Share, or $100 million in the aggregate, plus dividends accrued and unpaid to the redemption date. On April 12, 2002, the Company called for the redemption of all of its outstanding Series B Preferred Stock at the price of $25.00 per Depositary Share, plus accrued and unpaid dividends. The Company redeemed the Series B Preferred Stock on May 14, 2002 and paid a prorated second quarter dividend of $.26736 per Depositary Share, totaling approximately $1.1 million.

Market Risk

The following discussion about the Company's risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

This analysis presents the hypothetical gain or loss in earnings, cash flows or fair value of the financial instruments and derivative instruments which are held by the Company at December 31, 2002 that are sensitive to changes in the interest rates. While this analysis may have some use as a benchmark, it should not be viewed as a forecast.

In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following analysis.

At December 31, 2002, $1,346.8 million (approximately 93.4% of total debt at December 31, 2002) of the Company's debt was fixed rate debt (included in the fixed rate debt is $75.0 million of borrowings under the Company's 2002 Unsecured Line of Credit which the Company fixed the interest rate via interest rate swap agreements) and $95.3 million (approximately 6.6% of total debt at December 31, 2002) was variable rate debt. The Company also has outstanding a written put option (the "Written Option"), which was issued in conjunction with the initial offering of one tranche of senior unsecured debt. Currently, the Company does not enter into financial instruments for trading or other speculative purposes.

For fixed rate debt, changes in interest rates generally affect the fair value of the debt, but not earnings or cash flows of the Company. Conversely, for variable rate debt, changes in the interest rate generally do not impact the fair value of the debt, but would affect the Company's future earnings and cash flows. The interest rate risk and changes in fair market value of fixed rate debt generally do not have a significant impact on the Company until the Company is required to refinance such debt. See Note 5 to the consolidated financial statements for a discussion of the maturity dates of the Company's various fixed rate debt.

Based upon the amount of variable rate debt outstanding at December 31, 2002, a 10% increase or decrease in the interest rate on the Company's variable rate debt would decrease or increase, respectively, future net income and cash flows by approximately $.3 million per year. A 10% increase in interest rates would decrease the fair value of the fixed rate debt at December 31, 2002 by approximately $52.0 million to $1,412.7 million. A 10% decrease in interest rates would increase the fair value of the fixed rate debt at December 31, 2002 by approximately $56.5 million to $1,521.2 million. A 10% increase in interest rates would decrease the fair value of the Written Option at December 31, 2002 by approximately $2.6 million to $13.9 million. A 10% decrease in interest rates would increase the fair value of the Written Option at December 31, 2002 by approximately $2.8 million to $19.3 million.

Issuance of Restricted Stock and Employee Stock Options

During the year ended December 31, 2002, the Company awarded 90,260 shares of restricted common stock to certain employees and 3,720 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $3.2 million on the date of grant. The restricted common stock vests over periods from one to ten years. Compensation expense will be charged to earnings over the respective vesting periods.

During the year ended December 31, 2002, the Company issued 945,600 non-qualified employee stock options to certain officers, Directors and employees of the Company. These non-qualified employee stock options vest over periods from one to three years, have a strike price of $30.53 – $33.15 per share and expire ten years from the date of grant.

Common Stock

For the year ended December 31, 2002, certain employees of the Company exercised 561,418 non-qualified employee stock options. Proceeds to the Company were approximately $15.9 million.

Dividends/Distributions

On April 1, 2002, the Company paid quarterly preferred stock dividends of $54.688 per share (equivalent to $.54688 per Depositary Share) on its 8.75%, $.01 par value, Series B Cumulative Preferred Stock (the "Series B Preferred Stock"), $53.906 per share (equivalent to $.53906 per Depositary Share) on its 8 5/8%, $.01 par value, Series C Cumulative Preferred Stock (the "Series C Preferred Stock"), $49.687 per share (equivalent to $.49687 per Depositary Share) on its 7.95%, $.01 par value, Series D Cumulative Preferred Stock (the "Series D Preferred Stock") and $49.375 per share (equivalent to $.49375 per Depositary Share) on its 7.90%, $.01 par value, Series E Cumulative Preferred Stock (the "Series E Preferred Stock"). The preferred stock dividends paid on April 1, 2002 totaled, in the aggregate, approximately $7.2 million. On May 14, 2002, the Company paid a prorated second quarter dividend of $26.736 per share, totaling approximately $1.1 million, on its Series B Preferred Stock. On July 1, 2002, September 30, 2002 and December 31, 2002, the Company paid quarterly preferred stock dividends of $53.906 per share (equivalent to $.53906 per Depositary Share) on its Series C Preferred Stock, $49.687 per share (equivalent to $.49687 per Depositary Share) on its Series D Preferred Stock and $49.375 per share (equivalent to $.49375 per Depositary Share) on its Series E Preferred Stock. The preferred stock dividends paid on July 1, 2002, September 30, 2002 and December 31, 2002 totaled, in the aggregate, approximately $5.0 million per fiscal quarter.

On January 22, 2002, the Company and the Operating Partnership paid a fourth quarter 2001 distribution of $.6800 per common share/unit, totaling approximately $31.2 million. On April 22, 2002, the Company and the Operating Partnership paid a first quarter 2002 dividend/ distribution of $.6800 per common share/unit, totaling approximately $31.5 million. On July 22, 2002, the Company and the Operating Partnership paid a second quarter 2002 dividend/distribution of $.6800 per common share/unit, totaling approximately $31.6 million. On October 21, 2002, the Company and the Operating Partnership paid a third quarter 2002 dividend/distribution of $.6800 per common share/unit, totaling approximately $31.6 million.

Treasury Stock

During the year ended December 31, 2002, the Company repurchased 1,091,500 shares of its common stock at a weighted average price of approximately $27.02 per share.

Subsequent Events

On January 13, 2003, the Company, through the Mortgage Partnership, paid off and retired the 1995 Mortgage Loan.

On January 27, 2003, the Company and the Operating Partnership paid a fourth quarter 2002 distribution of $.6850 per common share/unit, totaling approximately $31.1 million.

On March 5, 2003, the Company declared a first quarter 2003 distribution of $.6850 per common share/unit on its common stock/units which is payable on April 21, 2003. The Company also declared first quarter 2003 dividends of $53.906 per share ($.53906 per Depositary share), $49.687 per share ($.49687 per Depositary share) and $49.375 per share ($.49375 per Depositary share) on its Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, respectively, totaling, in the aggregate, approximately $5.0 million, which is payable on March 31, 2003.

From January 1, 2003 to March 7, 2003, the Company awarded 1,073 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $.03 million on the date of grant. The restricted common stock vests over ten years. Compensation expense will be charged to earnings over the respective vesting period.

From January 1, 2003 to March 7, 2003, the Company acquired or completed development of two industrial properties for a total estimated investment of approximately $26.7 million. The Company also sold six industrial properties and two land parcels for approximately $15.7 million of gross proceeds during this period.

From January 1, 2003 to March 7, 2003, the Company repurchased 37,300 shares of its common stock at a weighted average price of approximately $26.73 per share.

Short-Term and Long-Term Liquidity Needs

The Company has considered its short-term (one year or less) liquidity needs and the adequacy of its estimated cash flow from operations and other expected liquidity sources to meet these needs. The Company believes that its principal short-term liquidity needs are to fund normal recurring expenses, debt service requirements and the minimum distribution required to maintain the Company's REIT qualification under the Internal Revenue Code. The Company anticipates that these needs will be met with cash flows provided by operating activities.

The Company expects to meet long-term (greater than one year) liquidity requirements such as property acquisitions, developments, scheduled debt maturities, major renovations, expansions and other nonrecurring capital improvements through the disposition of select assets, the issuance of long-term unsecured indebtedness and the issuance of additional equity securities. As of December 31, 2002 and March 7, 2003, $589.2 million of common stock, preferred stock and depositary shares and approximately $250.0 million of debt securities were registered and unissued under the Securities Act of 1933, as amended. The Company also may finance the development or acquisition of additional properties through borrowings under the 2002 Unsecured Line of Credit. At December 31, 2002, borrowings under the 2002 Unsecured Line of Credit bore interest at a weighted average interest rate of 2.88%. As of March 7, 2003, the Company had approximately $91.7 million available in additional borrowings under the 2002 Unsecured Line of Credit. The 2002 Unsecured Line of Credit bears interest at a floating rate of LIBOR plus .70% or the Prime Rate, at the Company's election.

Related Party Transactions

The Company periodically engages in transactions for which CB Richard Ellis, Inc. acts as a broker. A relative of Michael W. Brennan, the President and Chief Executive Officer and a director of the Company, is an employee of CB Richard Ellis, Inc. For the year ended December 31, 2002, this relative received approximately $.1 million in brokerage commissions paid by the Company.

Environmental

The Company incurred environmental costs of approximately $.1 million and approximately $.5 million in 2002 and 2001, respectively. The Company estimates 2003 costs of approximately $.5 million. The Company estimates that the aggregate cost which needs to be expended in 2003 and beyond with regard to currently identified environmental issues will not exceed approximately $.5 million, a substantial amount of which will be the primary responsibility of the tenant, the seller to the Company or another responsible party. This estimate was determined by a third party evaluation.

Inflation

For the last several years, inflation has not had a significant impact on the Company because of the relatively low inflation rates in the Company's markets of operation. Most of the Company's leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. In addition, many of the outstanding leases expire within six years which may enable the Company to replace existing leases with new leases at higher base rentals if rents of existing leases are below the then-existing market rate.

Other

In January 2002, the Company adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("FAS 144"). FAS 144 addresses financial accounting and reporting for the disposal of long lived assets. FAS 144 requires that the results of operations and gains or losses on the sale of property sold subsequent to December 31, 2001 that were not classified as held for sale at December 31, 2001 as well as the results of operations from properties that were classified as held for sale subsequent to December 31, 2001 be presented in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the Company will not have any significant continuing involvement in the operations of the property after the disposal transaction. FAS 144 also requires prior period results of operations for these properties to be restated and presented in discontinued operations in prior consolidated statements of operations.

In April 2002, the FASB issued Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). FAS 145 rescinds both Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("FAS 4"), and the amendment to FAS 4, Statement of Financial Accounting Standards No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" are met. FAS 145 is effective for transactions occurring subsequent to May 15, 2002. In January of 2003, the Company paid off and retired the 1995 Mortgage Loan. As this pay off and retirement was prior to the stated maturity date of the 1995 Mortgage Loan, the Company wrote off unamortized deferred financing costs in the amount of approximately $1.5 million. Prior to the issuance of FAS 145, this write off would have been characterized as extraordinary. Under FAS 145, it is not considered extraordinary but part of continuing operations. The Company believes FAS 145 will not have an impact on its consolidated financial position or liquidity.

In June 2002, the FASB issued Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. FAS 146 applies to costs associated with an exit or disposal activity including, but not limited to, costs to terminate a contract that is not a capital lease, costs to consolidate facilities or relocate employees and certain one-time termination benefits provided to current employees that are involuntarily terminated. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect FAS 146 to have a material effect on its consolidated financial position, liquidity, or results of operations.

In November 2002, the FASB issued Financial Accounting Standards Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 addresses disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, FIN 45 requires footnote disclosure of certain other information pertaining to guarantees. FIN 45 generally applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying variable that is related to an asset, liability, or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligation agreement, and, in some cases, indirect guarantees of the indebtedness of others. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure requirements of FIN 45 as of December 15, 2002 and does not expect the recognition requirements, which are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, to have a material impact on the Company's financial position, liquidity, or results of operations.

In December 2002, the FASB issued Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS 148"). FAS 148 amends Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123"). FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company is adopting FAS 123, as amended by FAS 148, beginning January 1, 2003 using the Prospective Method of transition as described in FAS 148. The Company does not expect FAS 148 to have a material effect on its consolidated financial position, liquidity, or results of operations.

In January 2003, the FASB issued Financial Accounting Standards Interpretation No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of special purpose entities ("SPEs") to which the usual condition for consolidation described in Accounting Research Bulletin No. 51 does not apply because the SPEs have no voting interests or otherwise are not subject to control through ownership of voting interests. For Variable Interest Entities created before February 1, 2003, the provisions of FIN 46 are effective no later than the beginning of the first interim or annual reporting period that starts after June 15, 2003. For Variable Interest Entities created after January 31, 2003, the provisions of FIN 46 are effective immediately. The Company is currently assessing the impact of FIN 46 on its consolidated financial position, liquidity, and results of operations.

Report of Independent Accountants

To the Board of Directors and Stockholders of First Industrial Realty Trust, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".



Chicago, Illinois
February 11, 2003

Consolidated Balance Sheets

(Dollars in thousands, except for per share data)

ASSETS	12/31/02	12/31/01
Investment in Real Estate:		
Land	$ 415,598	$ 421,828
Buildings and Improvements	2,158,082	2,137,666
Furniture, Fixtures and Equipment	1,258	1,258
Construction in Progress	122,331	154,175
Less: Accumulated Depreciation	(308,488)	(276,820)
Net Investment in Real Estate	2,388,781	2,438,107
Real Estate Held for Sale, Net of Accumulated Depreciation and Amortization of $2,135 at December 31, 2002 and $4,033 at December 31, 2001	7,040	30,750
Restricted Cash	31,118	22,764
Tenant Accounts Receivable, Net	10,578	11,956
Investments in Joint Ventures	12,545	9,010
Deferred Rent Receivable	14,277	15,442
Deferred Financing Costs, Net	12,927	11,717
Prepaid Expenses and Other Assets, Net	152,707	81,654
Total Assets	$ 2,629,973	$ 2,621,400
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Mortgage Loans Payable, Net	$ 59,989	$ 87,459
Senior Unsecured Debt, Net	1,211,860	1,048,491
Unsecured Line of Credit	170,300	182,500
Accounts Payable and Accrued Expenses	72,807	71,031
Rents Received in Advance and Security Deposits	29,524	26,684
Dividends/Distributions Payable	31,106	31,196
Total Liabilities	1,575,586	1,447,361
Minority Interest	172,061	178,442
Commitments and Contingencies	—	—
Stockholders' Equity:		
Preferred Stock ($.01 par value, 10,000,000 shares authorized, 20,000, 50,000 and 30,000 shares of Series C, D and E Cumulative Preferred Stock, respectively, issued and outstanding at December 31, 2002 and December 31, 2001, having a liquidation preference of $2,500 per share ($50,000), $2,500 per share ($125,000) and $2,500 per share ($75,000), as well as 40,000 shares of Series B Cumulative Preferred Stock issued and outstanding at December 31, 2001, having a liquidation preference of $2,500 per share ($100,000))	1	1
Common Stock ($.01 par value, 100,000,000 shares authorized, 41,087,421 and 40,302,287 shares issued and 38,598,321 and 38,904,687 shares outstanding at December 31, 2002 and 2001, respectively)	411	403
Additional Paid-in-Capital	1,124,622	1,197,877
Distributions in Excess of Accumulated Earnings	(158,251)	(143,958)
Unearned Value of Restricted Stock Grants	(4,307)	(6,247)
Accumulated Other Comprehensive Loss	(10,559)	(12,381)
Treasury Shares, at cost (2,489,100 shares at December 31, 2002 and 1,397,600 shares at December 31, 2001)	(69,591)	(40,098)
Total Stockholders' Equity	882,326	995,597
Total Liabilities and Stockholders' Equity	$ 2,629,973	$ 2,621,400

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Operations and Comprehensive Income

(Dollars in thousands, except for per share data)

REVENUES	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Rental Income	$ 263,720	$ 266,575	$ 278,243
Tenant Recoveries and Other Income	82,845	84,665	76,946
Total Revenues	346,565	351,240	355,189
EXPENSES			
Real Estate Taxes	50,915	53,652	54,265
Repairs and Maintenance	21,796	18,391	16,951
Property Management	12,528	12,021	12,612
Utilities	9,122	8,926	9,229
Insurance	2,790	2,012	1,309
Other	9,836	9,364	8,287
General and Administrative	19,610	18,609	17,129
Interest Expense	90,387	82,580	83,925
Amortization of Deferred Financing Costs	1,925	1,809	1,750
Depreciation and Other Amortization	74,194	68,307	62,131
Valuation Provision on Real Estate	—	9,500	2,900
Total Expenses	293,103	285,171	270,488
Income from Continuing Operations Before Equity in Income (Loss) of Joint Ventures, Income Allocated to Minority Interest and Gain on Sale of Real Estate	53,462	66,069	84,701
Equity in Income (Loss) of Joint Ventures	463	(791)	571
Gain on Sale of Real Estate	16,476	64,347	29,296
Minority Interest Allocable to Continuing Operations	(7,014)	(15,274)	(13,280)
Income from Continuing Operations	63,387	114,351	101,288
Income from Discontinued Operations (Including Gain on Sale of Real Estate of $54,657 for the Year Ended December 31, 2002)	67,062	19,763	19,691
Minority Interest Allocable to Discontinued Operations	(10,046)	(3,038)	(3,115)
Net Income Before Extraordinary Loss	120,403	131,076	117,864
Extraordinary Loss	(888)	(10,309)	—
Minority Interest Allocable to Extraordinary Loss	134	1,597	—
Net Income	119,649	122,364	117,864
Less: Preferred Stock Dividends	(23,432)	(30,001)	(32,844)
Net Income Available to Common Stockholders	$ 96,217	$ 92,363	$ 85,020
Income From Continuing Operations Available to Common Stockholders Before Extraordinary Loss Per Weighted Average Common Share Outstanding:			
Basic	$ 1.02	$ 2.15	$ 1.77
Diluted	$ 1.01	$ 2.13	$ 1.76
Net Income Available to Common Stockholders Before Extraordinary Loss Per Weighted Average Common Share Outstanding:			
Basic	$ 2.47	$ 2.57	$ 2.20
Diluted	$ 2.46	$ 2.56	$ 2.18
Net Income Available to Common Stockholders Per Weighted Average Common Share Outstanding:			
Basic	$ 2.45	$ 2.35	$ 2.20
Diluted	$ 2.44	$ 2.34	$ 2.18
Net Income	$ 119,649	$ 122,364	$ 117,864
Other Comprehensive Income (Loss):			
Cumulative Transition Adjustment	—	(14,920)	—
Settlement of Interest Rate Protection Agreements	1,772	(191)	—
Mark-to-Market of Interest Rate Protection Agreements	(126)	(231)	—
Write-Off of Unamortized Interest Rate Protection Agreement Due to the Early Retirement of Debt	—	2,156	—
Amortization of Interest Rate Protection Agreements	176	805	—
Comprehensive Income	$ 121,471	$ 109,983	$ 117,864

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Changes in Stockholder's Equity

(Dollars in thousands, except for per share data)

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Preferred Stock – Beginning of Year	$ 1	$ 18	$ 18
Redemption of Series A Preferred Stock	—	(17)	—
Preferred Stock – End of Year	$ 1	$ 1	$ 18
Common Stock – Beginning of Year	$ 403	$ 392	$ 382
Net Proceeds from the Issuance of Common Stock	6	8	5
Issuance of Restricted Stock	1	1	3
Repurchase and Retirement of Restricted Stock	(1)	(1)	—
Conversion of Units to Common Stock	2	3	2
Common Stock – End of Year	$ 411	$ 403	$ 392
Additional Paid-In Capital – Beginning of Year	$ 1,197,877	$ 1,205,435	$ 1,177,364
Net Proceeds from the Issuance of Common Stock	16,241	18,886	12,764
Issuance of Restricted Stock	3,231	3,132	9,686
Repurchase and Retirement of Restricted Stock	(1,694)	(1,568)	(466)
Amortization of Stock Based Compensation	646	899	383
Redemption of Series A Preferred Stock	—	(36,701)	—
Redemption of Series B Preferred Stock	(96,293)	—	—
Conversion of Units to Common Stock	4,614	7,794	5,704
Additional Paid-In Capital – End of Year	$ 1,124,622	$ 1,197,877	$ 1,205,435
Distributions in Excess of Accumulated Earnings – Beginning of Year	$ (143,958)	$ (126,962)	$ (114,451)
Preferred Stock Dividends ($215.624 per Series C Preferred Share, $198.748 per Series D Preferred Share and $197.500 per Series E Preferred Share at December 31, 2002, 2001 and 2000, respectively, $81.424, $218.750 and $218.750 per Series B Preferred Share at December 31, 2002, 2001 and 2000, respectively, and $.652 and $2.375 per Series A Preferred Share at December 31, 2001 and 2000, respectively	(23,432)	(30,001)	(32,844)
Distributions ($2.7250, $2.6525 and $2.5175 per Share/Unit at December 31, 2002, 2001 and 2000 respectively)	(125,785)	(123,118)	(115,749)
Redemption of Series A Preferred Stock	—	(4,577)	—
Redemption of Series B Preferred Stock	(3,148)	—	—
Repurchase and Retirement of Restricted Stock	(342)	(375)	—
Net Income Before Minority Interest	136,575	139,079	134,259
Minority Interest:			
Allocation of Income	(16,926)	(16,715)	(16,395)
Distributions ($2.7250, $2.6525 and $2.5175 per Share/Unit at December 31,2002, 2001 and 2000, respectively)	18,765	18,711	18,218
Distributions in Excess of Accumulated Earnings – End of Year	$ (158,251)	$ (143,958)	$ (126,962)
Unearned Value of Restricted Stock Grants – Beginning of Year	$ (6,247)	$ (8,812)	$ (4,087)
Issuance of Restricted Stock	(3,232)	(3,133)	(9,689)
Amortization of Restricted Stock Grants	5,172	5,698	4,964
Unearned Value of Restricted Stock Grants – End of Year	$ (4,307)	$ (6,247)	$ (8,812)
Treasury Shares, at Cost – Beginning of Year	$ (40,098)	$ (11,699)	$ —
Purchase of Treasury Shares	(29,493)	(28,399)	(11,699)
Treasury Shares, at Cost – End of Year	$ (69,591)	$ (40,098)	$ (11,699)
Accumulated Other Comprehensive Income – Beginning of Year	$ (12,381)	$ —	$ —
Cumulative Transition Adjustment	—	(14,920)	—
Settlement of Interest Rate Protection Agreements	1,772	(191)	—
Mark-to-Market of Interest Rate Protection Agreements	(126)	(231)	—
Write-Off of Unamortized Interest Rate Protection Agreement Due to the Early Retirement of Debt	—	2,156	—
Amortization of Interest Rate Protection Agreements	176	805	—
Accumulated Other Comprehensive Income – End of Year	$ (10,559)	$ (12,381)	$ —
Total Stockholders' Equity at End of Year	$ 882,326	$ 995,597	$ 1,058,372

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES	*Year Ended 12/31/02*	Year Ended 12/31/01	Year Ended 12/31/00
Net Income	$ 119,649	$ 122,364	$ 117,864
Income Allocated to Minority Interest	16,926	16,715	16,395
Income Before Minority Interest	136,575	139,079	134,259
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	67,525	65,944	59,840
Amortization of Deferred Financing Costs	1,925	1,809	1,750
Other Amortization	15,295	15,465	10,703
Valuation Provision on Real Estate	—	9,500	2,900
Equity in (Income) Loss of Joint Ventures	(463)	791	(571)
Distributions from Joint Ventures	463	—	571
Gain on Sale of Real Estate	(71,133)	(64,347)	(29,296)
Extraordinary Loss	888	10,309	—
Increase in Tenant Accounts Receivable and Prepaid Expenses and Other Assets, Net	(13,701)	(20,438)	(23,658)
Increase in Deferred Rent Receivable	(1,947)	(3,499)	(1,474)
Increase (Decrease) in Accounts Payable and Accrued Expenses and Rents Received in Advance and Security Deposits	(3,728)	(6,070)	4,811
(Increase) Decrease in Restricted Cash	(102)	(1,452)	406
Net Cash Provided by Operating Activities	131,597	147,091	160,241
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of and Additions to Investment in Real Estate	(337,399)	(400,008)	(494,084)
Net Proceeds from Sales of Investment in Real Estate	365,687	352,975	407,849
Contributions to and Investments in Joint Ventures	(8,207)	(6,025)	(37)
Distributions from Joint Ventures	2,260	1,524	287
Repayment of Mortgage Loans Receivable	20,502	9,870	20,954
(Increase) Decrease in Restricted Cash	(8,252)	2,903	(22,269)
Net Cash Provided by (Used in) Investing Activities	34,591	(38,761)	(87,300)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Proceeds from the Issuance of Common Stock	15,895	18,521	12,478
Repurchase of Restricted Stock	(2,037)	(1,944)	(466)
Purchase of Treasury Shares	(29,493)	(28,399)	(11,699)
Purchase of U.S. Government Securities	(13,669)	(1,123)	(1,244)
Proceeds from Senior Unsecured Debt	247,950	199,390	—
Other Proceeds from Senior Unsecured Debt	1,772	—	—
Repayments of Senior Unsecured Debt	(84,930)	(100,000)	—
Redemption of Preferred Stock	(100,000)	(41,295)	—
Dividends/Distributions	(125,875)	(122,203)	(113,632)
Preferred Stock Dividends	(23,432)	(38,212)	(24,633)
Repayments on Mortgage Loans Payable	(39,234)	(15,042)	(2,300)
Proceeds from Unsecured Lines of Credit	500,100	398,300	290,200
Repayments on Unsecured Lines of Credit	(512,300)	(385,800)	(214,200)
Book Overdraft	2,885	10,709	—
Cost of Debt Issuance and Prepayment Fees	(3,820)	(8,963)	(2,323)
Net Cash Used in Financing Activities	(166,188)	(116,061)	(67,819)
Net (Decrease) Increase in Cash and Cash Equivalents	—	(7,731)	5,122
Cash and Cash Equivalents, Beginning of Period	—	7,731	2,609
Cash and Cash Equivalents, End of Period	$ —	$ —	$ 7,731

The accompanying notes are an integral part of the financial statements.

Notes To Consolidated Financial Statements
(Dollars in thousands)

1. ORGANIZATION AND FORMATION OF COMPANY

First Industrial Realty Trust, Inc. was organized in the state of Maryland on August 10, 1993. First Industrial Realty Trust, Inc. is a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986, as amended (the "Code").

First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") began operations on July 1, 1994. The Company's operations are conducted primarily through First Industrial, L.P. (the "Operating Partnership") of which the Company is the sole general partner. The Company is the sole stockholder of First Industrial Finance Corporation, First Industrial Pennsylvania Corporation, First Industrial Harrisburg Corporation, First Industrial Securities Corporation, First Industrial Mortgage Corporation, First Industrial Indianapolis Corporation, FI Development Services Corporation and First Industrial Florida Finance Corporation, which are the sole general partners of First Industrial Financing Partnership, L.P. (the "Financing Partnership"), First Industrial Pennsylvania, L.P. (the "Pennsylvania Partnership"), First Industrial Harrisburg, L.P. (the "Harrisburg Partnership"), First Industrial Securities, L.P. (the "Securities Partnership"), First Industrial Mortgage Partnership, L.P. (the "Mortgage Partnership"), First Industrial Indianapolis, L.P. (the "Indianapolis Partnership"), FI Development Services, L.P. and TK-SV, LTD., respectively, and the Operating Partnership is the sole limited partner. The Operating Partnership is also the sole member of limited liability companies and the sole stockholder of First Industrial Development Services, Inc. The Company, through separate wholly-owned limited liability companies of which the Operating Partnership is the sole member, also owns minority equity interests in, and provides asset and property management services to, the September 1998 Joint Venture (hereinafter defined), the September 1999 Joint Venture (hereinafter defined) and the December 2001 Joint Venture (hereinafter defined).

As of December 31, 2002, the Company owned 908 in-service properties located in 24 states, containing an aggregate of approximately 60.0 million square feet (unaudited) of gross leasable area ("GLA"). Of the 908 properties owned by the Company, 755 are held by the Operating Partnership, 19 are held by the Financing Partnership, 16 are held by the Securities Partnership, 16 are held by the Mortgage Partnership, 45 are held by the Pennsylvania Partnership, eight are held by the Harrisburg Partnership, five are held by the Indianapolis Partnership, one is held by TK-SV, LTD., 19 are held by limited liability companies of which the Operating Partnership is the sole member and 24 are held by First Industrial Development Services, Inc.

2. BASIS OF PRESENTATION

First Industrial Realty Trust, Inc. is the sole general partner of the Operating Partnership, with an approximate 85.0% ownership interest at December 31, 2002. Minority interest at December 31, 2002, represents the approximate 15.0% aggregate partnership interest in the Operating Partnership held by the limited partners thereof.

The consolidated financial statements of the Company at December 31, 2002 and 2001 and for each of the years ended December 31, 2002, 2001 and 2000 include the accounts and operating results of the Company and its subsidiaries. Such financial statements present the Company's minority equity interests in the September 1998 Joint Venture (hereinafter defined), the September 1999 Joint Venture (hereinafter defined) and the December 2001 Joint Venture (hereinafter defined) under the equity method of accounting. All significant intercompany transactions have been eliminated in consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In order to conform with generally accepted accounting principles, management, in preparation of the Company's financial statements, is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002 and 2001, and the reported amounts of revenues and expenses for each of the years ended December 31, 2002, 2001 and 2000. Actual results could differ from those estimates.

(Dollars in thousands)

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less. The carrying amount approximates fair value due to the short maturity of these investments.

Investment in Real Estate and Depreciation

Purchase accounting has been applied when ownership interests in properties were acquired for cash. The historical cost basis of properties has been carried over when certain ownership interests were exchanged for Operating Partnership units on July 1, 1994 and purchase accounting has been used for all other properties that were subsequently acquired in exchange for Operating Partnership units.

Investment in Real Estate is carried at cost. The Company reviews its properties on a quarterly basis for impairment and provides a provision if impairments are found. To determine if impairment may exist, the Company reviews its properties and identifies those that have had either an event of change or event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For properties management considers held for sale, the Company ceases depreciating the properties and values the properties at the lower of depreciated cost or fair value, less costs to dispose. If circumstances arise that were previously considered unlikely, and, as a result, the Company decides not to sell a property previously classified as held for sale, the Company will classify such property as held and used. Such property is measured at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. Properties held for sale at December 31, 2002 represent properties in which the Company has an executed contract to sell.

Interest costs, real estate taxes, compensation costs of development personnel and other directly related costs incurred during construction periods are capitalized and depreciated commencing with the date placed in service, on the same basis as the related assets. Depreciation expense is computed using the straight-line method based on the following useful lives:

	Years
Buildings and Improvements	31.5 to 40
Land Improvements	15
Furniture, Fixtures and Equipment	5 to 10

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions (inclusive of compensation costs of leasing personnel) are capitalized and amortized over the terms of each specific lease. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements are capitalized.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long-term financing. These fees and costs are being amortized over the terms of the respective loans. Accumulated amortization of deferred financing costs was $7,618 and $5,945 at December 31, 2002 and 2001, respectively. Unamortized deferred financing costs are written-off when debt is retired before the maturity date.

Investments in Joint Ventures

Investments in Joint Ventures represents the Company's minority equity interests in the September 1998 Joint Venture (hereinafter defined), the September 1999 Joint Venture (hereinafter defined) and the December 2001 Joint Venture (hereinafter defined). The Company accounts for its Investments in Joint Ventures under the equity method of accounting. Under the equity method of accounting, the Company's share of earnings or losses of the September 1998 Joint Venture (hereinafter defined), the September 1999 Joint Venture (hereinafter defined) and the December 2001 Joint Venture (hereinafter defined) is reflected in income as earned and contributions or distributions increase or decrease, respectively, the Company's Investments in Joint Ventures as paid or received, respectively.

Notes To Consolidated Financial Statements
(Dollars in thousands)

Employee Benefit Plans

At December 31, 2002, the Company has three stock incentive employee compensation plans, which are described more fully in Note 12. The restricted stock awards are accounted for at cost and amortized over their vesting periods. The Company accounts for its stock incentive plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, compensation expense is not recognized for options issued in which the strike price is equal to the fair value of the Company's stock on the date of grant. Certain options issued in 2000 were issued with a strike price less than the fair value of the Company's stock on the date of grant. Compensation expense is being recognized for the intrinsic value of these options determined at the date of grant over the vesting period.

Had compensation expense for the Company's Stock Incentive Plans been determined based upon the fair value at the grant date for awards under the Stock Incentive Plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", as amended by FAS 148 (hereinafter defined), net income and earnings per share would have been the pro forma amounts indicated in the table below:

	Year Ended 2002	*Year Ended 2001*	*Year Ended 2000*
Net Income Available to Common Stockholders—As Reported	$ 96,217	$ 92,363	$ 85,020
Add: Stock-Based Employee Compensation Expense Included in Net Income Available to Common Stockholders—As Reported	237	256	297
Less: Total Stock-Based Employee Compensation Expense Determined Under the Intrinsic Value Method	(1,154)	(786)	(945)
Net Income Available to Common Stockholders—Pro Forma	$ 95,300	$ 91,833	$ 84,372
Net Income Available to Common Stockholders Per Share—As Reported—Basic	$ 2.45	$ 2.35	$ 2.20
Net Income Available to Common Stockholders Per Share—Pro Forma—Basic	$ 2.43	$ 2.34	$ 2.18
Net Income Available to Common Stockholders Per Share—As Reported—Diluted	$ 2.44	$ 2.34	$ 2.18
Net Income Available to Common Stockholders Per Share—Pro Forma—Diluted	$ 2.42	$ 2.32	$ 2.17
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:			
Expected Dividend Yield	8.28 %	8.22 %	8.33 %
Expected Stock Price Volatility	20.94 %	20.75 %	20.30 %
Risk-Free Interest Rate	3.58 %	4.91 %	6.18 %
Expected Life of Options	3.00	3.03	3.05

The weighted average fair value of options granted during 2002, 2001 and 2000 is $1.97, $2.49 and $ 2.91 per option, respectively.

(Dollars in thousands)

Revenue Recognition

Rental income is recognized on a straight-line method under which contractual rent increases are recognized evenly over the lease term. Tenant recovery income includes payments from tenants for taxes, insurance and other property operating expenses and is recognized as revenue in the same period the related expenses are incurred by the Company.

The Company provides an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible. Accounts receivable in the consolidated balance sheets are shown net of an allowance for doubtful accounts of $2,050 as of December 31, 2002 and December 31, 2001. For accounts receivable the Company deems uncollectible, the Company uses the direct write-off method.

Gain on Sale of Real Estate

Gain on sale of real estate is recognized using the full accrual method. Gains relating to transactions which do not meet the full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances. As the assets are sold, their costs and related accumulated depreciation are removed from the accounts with resulting gains or losses reflected in net income or loss. Estimated future costs to be incurred by the Company after completion of each sale are included in the determination of the gains on sales.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code. As a result, the Company generally is not subject to federal income taxation at the corporate level to the extent that it satisfies the requirements set forth in Section 856 of the Code (pertaining to its organization and types of income and assets) necessary to maintain its status as a REIT, and it distributes annually at least 90% of its REIT taxable income (95% prior to January 1, 2001), as defined in the Code, to its stockholders and satisfies certain other requirements. Accordingly, no provision has been made for state or federal income taxes in the accompanying consolidated financial statements except for activities conducted in its taxable REIT subsidiary, First Industrial Development Services, Inc. The provision for such state and federal income taxes has been reflected in gain on sale of real estate or the gain component of income from discontinued operations in the consolidated statements of operations and comprehensive income and has not been separately stated due to its insignificance.

The Company and certain of its subsidiaries are subject to certain state and local income, excise and franchise taxes. The provision for such state and local taxes has been reflected in general and administrative expense in the consolidated statements of operations and comprehensive income and has not been separately stated due to its insignificance.

For federal income tax purposes, the cash distributions paid to stockholders may be characterized as ordinary income, return of capital (generally non-taxable) or capital gains. Distributions paid on common stock for the year ended December 31, 2002, totaling approximately $107,020, are characterized 42.16% ($1.1489 per share) as ordinary income, 4.47% ($0.1218 per share) as short term capital gain, 14.11% ($0.3845 per share) as 20 percent rate capital gain, 9.23% ($0.2515 per share) as a 25 percent rate capital gain and 30.03% ($0.8183 per share) as return of capital. Of the 14.11% of such dividends that qualify as 20 percent rate capital gain, 51.67% ($.1987 per share or 7.29 percentage points) qualify as "qualified 5-year gain," to which, for certain taxpayers, a lower rate will apply. Distributions paid for the year ended December 31, 2001, totaling approximately $104,407, are characterized 67.7% ($1.80 per share) as ordinary income, 6.1% ($.16 per share) as 20% rate capital gain, 5.7% ($.15 per share) as a 25% rate capital gain and 20.5% ($.54 per share) as return of capital. Distributions paid for the year ended December 31, 2000, totaling $97,531, are characterized 91.1% ($2.29 per share) as ordinary income and 8.9% ($.22 per share) as return of capital.

Earnings Per Common Share

Net income per weighted average share - basic is based on the weighted average common shares outstanding. Net income per weighted average share - diluted is based on the weighted average common shares outstanding plus the effect of in-the-money employee stock options. See Note 10 for further disclosure about earnings per share.

Notes To Consolidated Financial Statements
(Dollars in thousands)

Fair Value of Financial Instruments

The Company's financial instruments include short-term investments, tenant accounts receivable, net, mortgage notes receivable, accounts payable, other accrued expenses, mortgage loans payable, unsecured line of credit, senior unsecured debt and the Put Option (defined hereinafter) issued in conjunction with an initial offering of certain unsecured debt.

The fair values of the short-term investments, tenant accounts receivable, net, mortgage notes receivable, accounts payable and other accrued expenses were not materially different from their carrying or contract values. See Note 5 for the fair values of the mortgage loans payable, unsecured line of credit, senior unsecured debt and the Put Option (defined hereinafter) issued in conjunction with an initial offering of certain unsecured debt.

Derivative Financial Instruments

Historically, the Company has used interest rate protection agreements (the "Agreements") to fix the interest rate on anticipated offerings of senior unsecured debt or convert floating rate debt to fixed rate debt. Receipts or payments that result from the settlement of Agreements used to fix the interest rate on anticipated offerings of senior unsecured debt are amortized over the life of the senior unsecured debt. Receipts or payments resulting from Agreements used to convert floating rate debt to fixed rate debt are recognized as a component of interest expense. Agreements which qualify for hedge accounting are marked-to-market and any gain or loss is recognized in other comprehensive income (shareholders' equity). Any Agreements which no longer qualify for hedge accounting are marked-to-market and any gain or loss is recognized in net income immediately. The credit risks associated with the Agreements are controlled through the evaluation and monitoring of the creditworthiness of the counterparty. In the event that the counterparty fails to meet the terms of the Agreements, the Company's exposure is limited to the current value of the interest rate differential, not the notional amount, and the Company's carrying value of the Agreements on the balance sheet. See Note 5 for more information on the Agreements.

Discontinued Operations

On January 1, 2002, the Company adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("FAS 144"). FAS 144 addresses financial accounting and reporting for the disposal of long lived assets. FAS 144 requires that the results of operations and gains or losses on the sale of property sold subsequent to December 31, 2001 that were not classified as held for sale at December 31, 2001 as well as the results of operations from properties that were classified as held for sale subsequent to December 31, 2001 be presented in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the Company will not have any significant involvement in the operations of the property after the disposal transaction. FAS 144 also requires prior period results of operations for these properties to be restated and presented in discontinued operations in prior consolidated statements of operations.

Segment Reporting

Management views the Company as a single segment.

Recent Accounting Pronouncements

In April 2002, the FASB issued Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). FAS 145 rescinds both Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("FAS 4"), and the amendment to FAS 4, Statement of Financial Accounting Standards No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" are met. FAS 145 is effective for fiscal years beginning after May 15, 2002. In January of 2003, the Company paid off and retired the 1995 Mortgage Loan (hereinafter defined). As this pay off and retirement was prior to the stated maturity date of the 1995 Mortgage Loan (hereinafter defined), the Company wrote off unamortized deferred financing costs in the amount of approximately

(Dollars in thousands)

$1.5 million. Prior to the issuance of FAS 145, this write off would have been characterized as extraordinary. Under FAS 145, it is not considered extraordinary but instead part of continuing operations. For financial statements issued in 2003 and after, prior period extraordinary losses due to debt extinguishment will be reclassified as part of continuing operations. The Company believes that FAS 145 will not have an impact on its consolidated financial position or liquidity.

In June 2002, the FASB issued Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. FAS 146 applies to costs associated with an exit or disposal activity including, but not limited to, costs to terminate a contract that is not a capital lease, costs to consolidate facilities or relocate employees and certain one-time termination benefits provided to current employees that are involuntarily terminated. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect FAS 146 to have a material effect on its consolidated financial position, liquidity, or results of operations.

In November 2002, the FASB issued Financial Accounting Standards Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 addresses disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, FIN 45 requires footnote disclosure of certain other information pertaining to guarantees. FIN 45 generally applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying variable that is related to an asset, liability, or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligation agreement, and, in some cases, indirect guarantees of the indebtedness of others. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure requirements of FIN 45 as of December 15, 2002 and does not expect the recognition requirements, which are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, to have a material impact on the Company's financial position, liquidity, or results of operations.

In December 2002, the FASB issued Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS 148"). FAS 148 amends Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123"). FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company is adopting FAS 123, as amended by FAS 148, beginning January 1, 2003 using the Prospective Method of transition as described in FAS 148. The Company does not expect FAS 148 to have a material effect on its consolidated financial position, liquidity, or results of operations.

In January 2003, the FASB issued Financial Accounting Standards Interpretation No. 46, "Consolidation of Variable Interest Entities- an interpretation of ARB No. 51" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of special purpose entities ("SPEs") to which the usual condition for consolidation described in Accounting Research Bulletin No. 51 does not apply because the SPEs have no voting interests or otherwise are not subject to control through ownership of voting interests. For Variable Interest Entities created before February 1, 2003, the provisions of FIN 46 are effective no later than the beginning of the first interim or annual reporting period that starts after June 15, 2003. For Variable Interest Entities created after January 31, 2003, the provisions of FIN 46 are effective immediately. The Company is currently assessing the impact of FIN 46 on its consolidated financial position, liquidity, and results of operations.

Notes To Consolidated Financial Statements
(Dollars in thousands)

Reclassification

Certain 2001 and 2000 items have been reclassified to conform to the 2002 presentation.

4. INVESTMENTS IN JOINT VENTURES

On September 28, 1998, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "September 1998 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership, owns a ten percent equity interest in the September 1998 Joint Venture and provides property and asset management services to the September 1998 Joint Venture. On or after October 2000, under certain circumstances, the Company has the right to purchase all of the properties owned by the September 1998 Joint Venture at a price to be determined in the future. The Company has not exercised this right. The Company recognized approximately $1,137, $1,787 and $2,199 (net of the intercompany elimination) in acquisition, asset management and property management fees in 2002, 2001 and 2000, respectively, from the September 1998 Joint Venture. For the year ended December 31, 2002, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, received distributions of approximately $313 from the September 1998 Joint Venture. For the year ended December 31, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, received distributions of approximately $1,167 from the September 1998 Joint Venture. The Company accounts for the September 1998 Joint Venture under the equity method of accounting. As of December 31, 2002 the September 1998 Joint Venture owned 51 industrial properties comprising approximately 2.6 million square feet (unaudited) of GLA.

On September 2, 1999, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "September 1999 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership, owns a ten percent equity interest in the September 1999 Joint Venture and provides property and asset management services to the September 1999 Joint Venture. On or after September 2001, under certain circumstances, the Company has the right to purchase all of the properties owned by the September 1999 Joint Venture at a price to be determined in the future. The Company has not exercised this right. The Company recognized approximately $411, $590 and $557 (net of the intercompany elimination) in acquisition, asset management and property management fees in 2002, 2001 and 2000, respectively, from the September 1999 Joint Venture. For the year ended December 31, 2002, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, received distributions of approximately $1,598 from the September 1999 Joint Venture. For the year ended December 31, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, received distributions of approximately $357 from the September 1999 Joint Venture. The Company accounts for the September 1999 Joint Venture under the equity method of accounting. As of December 31, 2002 the September 1999 Joint Venture owned two industrial properties comprising approximately .3 million square feet (unaudited) of GLA.

On December 28, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, entered into a joint venture arrangement (the "December 2001 Joint Venture") with an institutional investor to invest in industrial properties. The Company, through wholly-owned limited liability companies of the Operating Partnership, owns a 15% equity interest in the December 2001 Joint Venture and provides property management services to the December 2001 Joint Venture. The Company recognized approximately $315 in property management fees in 2002 from the December 2001 Joint Venture. For the year ended December 31, 2002, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, invested approximately $8,207 in the December 2001 Joint Venture and received distributions of approximately $812 from the December 2001 Joint Venture. For the year ended December 31, 2001, the Company, through a wholly-owned limited liability company in which the Operating Partnership is the sole member, invested approximately $6,025 in the December 2001 Joint Venture. The Company accounts for the December 2001

(Dollars in thousands)

Joint Venture under the equity method of accounting. As of December 31, 2002 the December 2001 Joint Venture had economic interests in 24 industrial properties comprising approximately 4.3 million square feet (unaudited) of GLA. Twenty-two of the 24 industrial properties were purchased from the Company. The Company deferred 15% of the gain resulting from these sales which is equal to the Company's economic interest in the December 2001 Joint Venture. The 15% gain deferral was netted against the Company's investment in joint ventures on the balance sheet. The 15% gain deferral reduced the Company's investment in joint ventures and will be recognized as gain on sale of real estate when the December 2001 Joint Venture sells any of the twenty-two properties that the Company sold to the December 2001 Joint Venture to a third party. If the Company repurchases any of the twenty-two properties that it sold to the December 2001 Joint Venture, the 15% gain deferral will be netted against the basis of the property purchased (which reduces the basis of the property).

5. MORTGAGE LOANS PAYABLE, NET, SENIOR UNSECURED DEBT, NET AND UNSECURED LINES OF CREDIT

Mortgage Loans Payable, Net

On December 29, 1995 the Company, through the Mortgage Partnership, borrowed $40,200 under a mortgage loan (the "1995 Mortgage Loan"). In June 2000, the Company purchased approximately $1.2 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $1.2 million of the 1995 Mortgage Loan. In March 2001, the Company purchased approximately $1.1 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $1.1 million of the 1995 Mortgage Loan. In January 2002, the Company purchased approximately $.8 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $.8 million of the 1995 Mortgage Loan. In June 2002, the Company purchased approximately $1.9 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $1.9 million of the 1995 Mortgage Loan. In December 2002, the Company purchased approximately $11.1 million of U.S. Government securities as substitute collateral to execute a legal defeasance of approximately $11.1 million of the 1995 Mortgage Loan. The terms of these legal defeasances require the Mortgage Partnership to use the gross proceeds from the maturities of the U.S. Government securities to paydown and subsequently retire the defeased portion of the 1995 Mortgage Loan in January 2003. Upon the execution of these legal defeasances, seven properties collateralizing the 1995 Mortgage Loan were released and subsequently sold. The Company is carrying the defeased portions of the 1995 Mortgage Loan on its balance sheet until it pays down and retires the defeased portions of the 1995 Mortgage Loan in January 2003. The 1995 Mortgage Loan provided for monthly principal and interest payments based on a 28-year amortization schedule and was to mature on January 11, 2026. The interest rate under the 1995 Mortgage Loan was fixed at 7.22% per annum through January 11, 2003. After January 11, 2003, the interest rate was to adjust through a predetermined formula based on the applicable Treasury rate. At December 31, 2002, the 1995 Mortgage Loan was collateralized by 16 properties held by the Mortgage Partnership. On January 13, 2003, the Company, through the Mortgage Partnership, paid off and retired the 1995 Mortgage Loan.

Under the terms of the 1995 Mortgage Loan, certain cash reserves were required to be and have been set aside for payments of tenant security deposit refunds, payments of capital expenditures, interest, real estate taxes, insurance and re-leasing costs. The amount of cash reserves segregated for security deposits was adjusted as tenants turned over. The amount included in the cash reserves relating to payments of capital expenditures, interest, real estate taxes and insurance was determined by the lender and approximated the next periodic payment of such items. The amount included in the cash reserves relating to re-leasing costs resulted from a deposit of a lease termination fee that was to be used to cover costs of re-leasing that space. At December 31, 2002 and 2001, these reserves totaled $2,768 and $2,640, respectively, and are included in restricted cash. Such cash reserves were invested in a money market fund at December 31, 2002. The maturity of these investments is one day; accordingly, cost approximates fair value. On January 13, 2003, the Company, through the Mortgage Partnership, paid off and retired the 1995 Mortgage Loan at which time such cash reserves were released to the Company.

On March 20, 1996, the Company, through the Operating Partnership and the Indianapolis Partnership, entered into a $36,750 mortgage loan (the "CIGNA Loan") that was collateralized by seven properties in Indianapolis, Indiana

(Dollars in thousands)

and three properties in Cincinnati, Ohio. The CIGNA Loan bore interest at a fixed interest rate of 7.50% and provided for monthly principal and interest payments based on a 25-year amortization schedule. The Company, through the Operating Partnership, paid off and retired the CIGNA Loan on October 1, 2002 with no prepayment fee.

On March 20, 1996, the Company, through the Operating Partnership, assumed a $6,424 mortgage loan and a $2,993 mortgage loan (together, the "Assumed Loans") that are collateralized by 12 properties in Indianapolis, Indiana and one property in Indianapolis, Indiana, respectively. The Assumed Loans bear interest at a fixed rate of 9.25% and provide for monthly principal and interest payments based on a 16.75-year amortization schedule. The Assumed Loans mature on January 1, 2013. The Assumed Loans may be prepaid only after December 1999 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

On January 31, 1997, the Company, through the Operating Partnership, assumed a loan in the amount of $705 (the "LB Loan II"). The LB Loan II was interest free until February, 1998, at which time the LB Loan II bore interest at 8.00% and provided for interest only payments prior to maturity. On June 14, 2002, the Company, through the Operating Partnership, paid off and retired the LB Loan II with no prepayment fee.

On October 23, 1997, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $4,153 (the "Acquisition Mortgage Loan I"). The Acquisition Mortgage Loan I was collateralized by a property in Bensenville, Illinois, bore interest at a fixed rate of 8.50% and provided for monthly principal and interest payments based on a 15-year amortization schedule. On May 31, 2001, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan I. Due to the retirement of the Acquisition Mortgage Loan I, the Company recorded an extraordinary loss in 2001 of approximately $128 due to a prepayment fee.

On December 9, 1997, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $7,997 (the "Acquisition Mortgage Loan II"). The Acquisition Mortgage Loan II was collateralized by ten properties in St. Charles, Louisiana, bore interest at a fixed rate of 7.75% and provided for monthly principal and interest payments based on a 22-year amortization schedule. On June 27, 2001, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan II. Due to the retirement of the Acquisition Mortgage Loan II, the Company recorded an extraordinary loss in 2001 of approximately $936 due to a prepayment fee.

On December 23, 1997, the Company, through the Operating Partnership, assumed a mortgage loan in the amount of $3,598 (the "Acquisition Mortgage Loan III"). The Acquisition Mortgage Loan III was collateralized by one property in Houston, Texas, bore interest at a fixed interest rate of 8.875% and provided for monthly principal and interest payments based on a 20-year amortization schedule. On December 4, 2002, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan III with no prepayment fee.

On April 16, 1998, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $2,525 (the "Acquisition Mortgage Loan IV"). The Acquisition Mortgage Loan IV is collateralized by one property in Baltimore, Maryland, bears interest at a fixed rate of 8.95% and provides for monthly principal and interest payments based on a 20-year amortization schedule. The Acquisition Mortgage Loan IV matures on October 1, 2006. The Acquisition Mortgage Loan IV may be prepaid only after October 2001 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

On July 16, 1998, the Company, through TK-SV, LTD., assumed a mortgage loan in the principal amount of $2,566 (the "Acquisition Mortgage Loan V"). The Acquisition Mortgage Loan V is collateralized by one property in Tampa, Florida, bears interest at a fixed rate of 9.01% and provides for monthly principal and interest payments based on a 30-year amortization schedule. The Acquisition Mortgage Loan V matures on September 1, 2006. The Acquisition Mortgage Loan V may be prepaid only after August 2002 in exchange for the greater of a 1% prepayment fee or a yield maintenance premium.

On August 31, 1998, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $965 (the "Acquisition Mortgage Loan VI").

(Dollars in thousands)

The Acquisition Mortgage Loan VI was collateralized by one property in Portland, Oregon, bore interest at a fixed rate of 8.875% and provided for monthly principal and interest payments based on a 20-year amortization schedule. On July 2, 2002, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan VI with no prepayment fee.

On August 31, 1998, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $1,367 (the "Acquisition Mortgage Loan VII"). The Acquisition Mortgage Loan VII was collateralized by one property in Milwaukee, Oregon, bore interest at a fixed rate of 9.75% and provided for monthly principal and interest payments based on a 25-year amortization schedule. On December 3, 2001, the Company, through the Operating Partnership, paid off and retired the Acquisition Mortgage Loan VII with no prepayment fee.

On April 1, 2002, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $5,814 (the "Acquisition Mortgage Loan VIII"). The Acquisition Mortgage Loan VIII is collateralized by one property in Rancho Dominguez, California, bears interest at a fixed rate of 8.26% and provides for monthly principal and interest payments based on a 22-year amortization schedule. The Acquisition Mortgage Loan VIII matures on December 1, 2019. The Acquisition Mortgage Loan VIII may be prepaid only after November 2004 in exchange for the greater of a 1% prepayment fee or yield maintenance premium.

On April 1, 2002, the Company, through the Operating Partnership, assumed a mortgage loan in the principal amount of $6,030 (the "Acquisition Mortgage Loan IX"). The Acquisition Mortgage Loan IX is collateralized by one property in Rancho Dominguez, California, bears interest at a fixed rate of 8.26% and provides for monthly principal and interest payments based on a 22-year amortization schedule. The Acquisition Mortgage Loan IX matures on December 1, 2019. The Acquisition Mortgage Loan IX may be prepaid only after November 2004 in exchange for the greater of a 1% prepayment fee or yield maintenance premium.

Senior Unsecured Debt, Net

On May 13, 1997, the Company, through the Operating Partnership, issued $150,000 of senior unsecured debt which matures on May 15, 2007 and bears a coupon interest rate of 7.60% (the "2007 Notes"). The issue price of the 2007 Notes was 99.965%. Interest is paid semi-annually in arrears on May 15 and November 15. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2007 Notes prior to issuance. The Company settled the interest rate protection agreement for a payment of approximately $41, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2007 Notes as an adjustment to interest expense. The 2007 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On May 13, 1997, the Company, through the Operating Partnership, issued $100,000 of senior unsecured debt which matures on May 15, 2027, and bears a coupon interest rate of 7.15% (the "2027 Notes"). The issue price of the 2027 Notes was 99.854%. The 2027 Notes were redeemable, at the option of the holders thereof, on May 15, 2002. The Company received redemption notices from holders representing $84,930 of the 2027 Notes outstanding. On May 15, 2002, the Company, through the Operating Partnership, paid off and retired $84,930 of 2027 Notes. Due to the partial payoff of the 2027 Notes, the Company has recorded an extraordinary loss in 2002 of approximately $888 comprised of the amount paid above the carrying amount of the 2027 notes, the write-off of the pro rata unamortized deferred financing costs and legal costs. Interest is paid semi-annually in arrears on May 15 and November 15. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2027 Notes prior to issuance. The Company settled the interest rate protection agreement for approximately $597 of proceeds, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2027 Notes as an adjustment to interest expense. The 2027 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

(Dollars in thousands)

On May 22, 1997, the Company, through the Operating Partnership, issued $100,000 of senior unsecured debt which matures on May 15, 2011 and bears a coupon interest rate of 7.375% (the "2011 PATS"). The issue price of the 2011 PATS was 99.348%. Interest is paid semi-annually in arrears on May 15 and November 15. The 2011 PATS are redeemable, at the option of the holder thereof, on May 15, 2004 (the "Put Option"). The Company received approximately $1,781 of proceeds from the holder for the Put Option. The Company amortizes the Put Option amount over the life of the Put Option as an adjustment to interest expense. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2011 PATS prior to issuance. The Company settled the interest rate protection agreement for a payment of approximately $90, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2011 PATS as an adjustment to interest expense. The 2011 PATS contain certain covenants including limitation on incurrence of debt and debt service coverage.

On November 20, 1997, the Company, through the Operating Partnership, issued $50,000 of senior unsecured debt which matures on November 21, 2005 and bears a coupon interest rate of 6.90% (the "2005 Notes"). The issue price of the 2005 Notes was 100%. Interest is paid semi-annually in arrears on May 21 and November 21. The 2005 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On December 8, 1997, the Company, through the Operating Partnership, issued $150,000 of senior unsecured debt which matures on December 1, 2006 and bears a coupon interest rate of 7.00% (the "2006 Notes"). The issue price of the 2006 Notes was 100%. Interest is paid semi-annually in arrears on June 1 and December 1. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2006 Notes prior to issuance. The Company settled the interest rate protection agreement for a payment of approximately $2,162, which is included in other comprehensive income. The settlement amount of the interest rate protection agreement is being amortized over the life of the 2006 Notes as an adjustment to interest expense. The 2006 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On December 8, 1997, the Company, through the Operating Partnership, issued $100,000 of senior unsecured debt which matures on December 1, 2017 and bears a coupon interest rate of 7.50% (the "2017 Notes"). The issue price of the 2017 Notes was 99.808%. Interest is paid semi-annually in arrears on June 1 and December 1. The Operating Partnership is amortizing the debt issue discount over the life of the 2017 Notes as an adjustment to interest expense. The 2017 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage.

On March 31, 1998, the Company, through the Operating Partnership, issued $100,000 of Dealer remarketable securities which were to mature on April 5, 2011 and bore a coupon interest rate of 6.50% (the "2011 Drs."). The issue price of the 2011 Drs. was 99.753%. The 2011 Drs. were callable at the option of J.P. Morgan, Inc., as Remarketing Dealer, on April 5, 2001. The Company received approximately $2,760 of proceeds from the Remarketing Dealer. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2011 Drs. prior to issuance. The Company settled the interest rate protection agreement for a payment of approximately $2,565, which is included in other comprehensive income. The Remarketing Dealer exercised its call option with respect to the 2011 Drs. On April 5, 2001, the Company repurchased and retired the 2011 Drs. from the Remarketing Dealer for approximately $105,565. In conjunction with the forecasted retirement of the 2011 Drs., the Company entered into an interest rate protection agreement which fixed the retirement price of the 2011 Drs. which it designated as a cash flow hedge. On April 2, 2001, this interest rate protection agreement was settled for a payment of approximately $562. Due to the retirement of the 2011 Drs., the Company recorded an extraordinary loss in 2001 of approximately $9,245 comprised of the amount paid above the 2011 Drs. carrying value, the write-off of unamortized deferred financing costs, the write-off of the unamortized portion of an interest rate protection agreement which was used to fix the interest rate on the 2011 Drs. prior to issuance, the settlement of the interest rate protection agreement as discussed above, legal costs and other expenses.

On July 14, 1998, the Company, through the Operating Partnership, issued $200,000 of senior unsecured debt which matures on July 15, 2028 and bears a coupon interest rate of 7.60% (the "2028 Notes"). The issue price of the

(Dollars in thousands)

2028 Notes was 99.882%. Interest is paid semi-annually in arrears on January 15 and July 15. The Company also entered into interest rate protection agreements which were used to fix the interest rate on the 2028 Notes prior to issuance. The Company settled the interest rate protection agreements for a payment of approximately $11,504, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreements are being amortized over the life of the 2028 Notes as an adjustment to interest expense. The 2028 Notes contain certain covenants including limitation on incurrence of debt and debt service coverage. Approximately $50,000 of the 2028 Notes was purchased, through a broker/dealer, by an entity in which a Director of the Company owns less than a two percent interest.

On March 19, 2001, the Company, through the Operating Partnership, issued $200,000 of senior unsecured debt which matures on March 15, 2011 and bears a coupon interest rate of 7.375% (the "2011 Notes"). The issue price of the 2011 Notes was 99.695%. Interest is paid semi-annually in arrears on September 15 and March 15. The Company also entered into an interest rate protection agreement which was used to fix the interest rate on the 2011 Notes prior to issuance, which it designated as a cash flow hedge. The Company settled the interest rate protection agreement for approximately $371 of proceeds, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreement are being amortized over the life of the 2011 Notes as an adjustment to interest expense. The 2011 Notes contain certain covenants including limitations on incurrence of debt and debt service coverage.

On April 15, 2002, the Company, through the Operating Partnership, issued $200,000 of senior unsecured debt which matures on April 15, 2012 and bears a coupon interest rate of 6.875% (the "2012 Notes"). The issue price of the 2012 Notes was 99.310%. Interest is paid semi-annually in arrears on April 15 and October 15. The Company also entered into interest rate protection agreements which were used to fix the interest rate on the 2012 Notes prior to issuance. The Company settled the interest rate protection agreements for approximately $1,772 of proceeds, which is included in other comprehensive income. The debt issue discount and the settlement amount of the interest rate protection agreements are being amortized over the life of the 2012 Notes as an adjustment to interest expense. The 2012 Notes contain certain covenants including limitations on incurrence of debt and debt service coverage.

On April 15, 2002, the Company, through the Operating Partnership, issued $50,000 of senior unsecured debt which matures on April 15, 2032 and bears a coupon interest rate of 7.75% (the "2032 Notes"). The issue price of the 2032 Notes was 98.660%. Interest is paid semi-annually in arrears on April 15 and October 15. The debt issue discount is being amortized over the life of the 2032 Notes as an adjustment to interest expense. The 2032 Notes contain certain covenants including limitations on incurrence of debt and debt service coverage.

Unsecured Lines of Credit

In December 1997, the Company entered into a $300,000 unsecured revolving credit facility (the "1997 Unsecured Line of Credit") which bore interest at LIBOR plus .80% or a "Corporate Base Rate" at the Company's election, and provided for interest only payments until maturity. In June 2000, the Company amended the 1997 Unsecured Line of Credit which extended the maturity date to June 30, 2003 and included the right, subject to certain conditions, to increase the aggregate commitment up to $400,000 (the "2000 Unsecured Line of Credit"). On September 27, 2002, the Company amended and restated the 2000 Unsecured Line of Credit (the "2002 Unsecured Line of Credit"). The 2002 Unsecured Line of Credit matures on September 30, 2005 and bears interest at a floating rate of LIBOR plus .70%, or the Prime Rate, at the Company's election. The net unamortized deferred financing costs related to the 2000 Unsecured Line of Credit and any additional deferred financing costs incurred amending the 2002 Unsecured Line of Credit are being amortized over the life of the 2002 Unsecured Line of Credit in accordance with Emerging Issues Task Force Issue 98-14, "Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements". The 2002 Unsecured Line of Credit contains certain financial covenants relating to debt service coverage, market value net worth, dividend payout ratio and total funded indebtedness.

(Dollars in thousands)

In September 2001, the Company entered into two interest rate swap agreements (together, the "2001 Interest Rate Swap Agreements") which fixed the interest rate on a portion of the Company's outstanding borrowings on its unsecured line of credit. The Company designated both of these transactions as cash flow hedges. The first interest rate swap agreement had a notional value of $25,000, was effective from October 5, 2001 through October 5, 2002 and fixed the LIBOR rate at 2.5775%. The second interest rate swap agreement has a notional value of $25,000 and is effective from October 5, 2001 through July 5, 2003 and fixed the LIBOR rate at 3.0775%. In January 2002 and August 2002, the Company, through the Operating Partnership, entered into two interest rate swap agreements (together, the "2002 Interest Rate Swap Agreements") which fixed the interest rate on a portion of the Company's unsecured line of credit. The Company designated the 2002 Interest Rate Swap Agreements as cash flow hedges. The January 2002 interest rate swap agreement has a notional value of $25,000, is effective from February 4, 2002 through February 4, 2003 and fixed the LIBOR rate at 2.4975%. The August 2002 interest rate swap agreement has a notional value of $25,000, is effective from September 5, 2002 through September 5, 2003 and fixed the LIBOR rate at 1.884%. Any payments or receipts from the 2002 Interest Rate Swap Agreements will be treated as a component of interest expense. The Company anticipates that the 2001 Interest Rate Swap Agreements and the 2002 Interest Rate Swap Agreements will be highly effective, and, as a result, the change in value will be shown in other comprehensive income. The following table discloses information about all of the Company's outstanding interest rate swap agreements (the "Interest Rate Swap Agreements") at December 31, 2002.

Notional Amount	Effective Date	Maturity Date	LIBOR Rate
$25,000	October 5, 2001	July 5, 2003	3.0775%
$25,000	February 4, 2002	February 4, 2003	2.4975%
$25,000	September 5, 2002	September 5, 2003	1.8840%

(Dollars in thousands)

The following table discloses certain information regarding the Company's mortgage loans, senior unsecured debt and unsecured lines of credit:

	Outstanding Balance at		Accrued Interest Payable at		Interest Rate at	
MORTGAGE LOANS PAYABLE, NET	*12/31/02*	12/31/01	*12/31/02*	12/31/01	*12/31/02*	Maturity Date
1995 Mortgage Loan	$ 37,482 *(1)*	$ 38,063	$ 158	$ 160	7.220%	1/11/26 *(1)*
CIGNA Loan	—	33,214	—	207	7.500%	*(7)*
Assumed Loans	6,015	6,538	—	—	9.250%	1/01/13
LB Loan II	—	705	—	24	8.000%	*(2)*
Acquisition Mortgage Loan III	—	3,065	—	—	8.875%	*(10)*
Acquisition Mortgage Loan IV	2,215	2,286	17	—	8.950%	10/01/06
Acquisition Mortgage Loan V	2,598 *(3)*	2,665 *(3)*	18	—	9.010%	9/01/06
Acquisition Mortgage Loan VI	—	923 *(3)*	—	7	8.875%	*(8)*
Acquisition Mortgage Loan VIII	5,733	—	39	—	8.260%	12/01/19
Acquisition Mortgage Loan IX	5,946	—	41	—	8.260%	12/01/19
Total	$ 59,989	$ 87,459	$ 273	$ 398		
SENIOR UNSECURED DEBT, NET						
2005 Notes	$ 50,000	$ 50,000	$ 383	$ 383	6.900%	11/21/05
2006 Notes	150,000	150,000	875	875	7.000%	12/01/06
2007 Notes	149,977 *(4)*	149,972 *(4)*	1,457	1,457	7.600%	5/15/07
2011 PATS	99,610 *(4)*	99,563 *(4)*	942	942	7.375%	5/15/11 *(5)*
2017 Notes	99,857 *(4)*	99,847 *(4)*	625	625	7.500%	12/01/17
2027 Notes	15,052 *(4)*	99,877 *(4)*	138	914	7.150%	5/15/27 *(6)*
2028 Notes	199,799 *(4)*	199,791 *(4)*	7,009	7,009	7.600%	7/15/28
2011 Notes	199,502 *(4)*	199,441 *(4)*	4,343	4,343	7.375%	3/15/11
2012 Notes	198,717 *(4)*	—	2,903	—	6.875%	4/15/12
2032 Notes	49,346 *(4)*	—	818	—	7.750%	4/15/32
Total	$ 1,211,860	$ 1,048,491	$ 19,493	$16,548		
UNSECURED LINE OF CREDIT						
2000 Unsecured Line of Credit	$ —	$ 182,500	$ —	$ 571	*(9)*	*(9)*
2002 Unsecured Line of Credit	$ 170,300	$ —	$ 415	$ —	2.88%	9/30/05

(1) The entire loan was paid off and retired on January 13, 2003.

(2) On June 14, 2002, the Company paid off and retired the LB Loan II.

(3) At December 31, 2002, the Acquisition Mortgage Loan V is net of an unamortized premium of $143. At December 31, 2001 the Acquisition Mortgage Loan V and the Acquisition Mortgage Loan VI are net of unamortized premium of $180 and $41, respectively.

(4) At December 31, 2002, the 2007 Notes, 2011 PATS, 2017 Notes, 2027 Notes, 2028 Notes, 2011 Notes, 2012 Notes and the 2032 Notes are net of unamortized discounts of $23, $390, $143, $18, $201, $498, $1,283 and $654, respectively. At December 31, 2001, the 2007 Notes, 2011 PATS, 2017 Notes, 2027 Notes, 2028 Notes and the 2011 Notes are net of unamortized discounts of $28, $437, $153, $123, $209 and $559, respectively.

(5) The 2011 PATS are redeemable at the option of the holder thereof, on May 15, 2004.

(6) The 2027 Notes were redeemable at the option of the holders thereof, on May 15, 2002. The Company redeemed $84,930 of the 2027 Notes outstanding on May 15, 2002.

(7) The Company paid off and retired the CIGNA Loan on October 1, 2002.

(8) On July 2, 2002, the Company paid off and retired the Acquisition Mortgage Loan VI.

(9) The 2000 Unsecured Line of Credit was amended and restated in September 2002.

(10) The Company paid off and retired the Acquisition Mortgage Loan III on December 4, 2002.

Notes To Consolidated Financial Statements
(Dollars in thousands)

Fair Value

At December 31, 2002 and 2001, the fair value of the Company's mortgage loans payable, senior unsecured debt, unsecured line of credit and Put Option were as follows:

	12/31/02		12/31/01	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage Loans Payable	$ 59,989	$ 63,351	$ 87,459	$ 91,280
Senior Unsecured Debt	1,211,860	1,325,937	1,048,491	1,041,955
Unsecured Line of Credit (Variable Rate)	95,300	95,300	132,500	132,500
Unsecured Line of Credit (Fixed Rate)	75,000	75,357	50,000	50,231
Put Option	350	16,480	604	6,290
Total	$1,442,499	$1,576,425	$1,319,054	$1,322,256

The fair values of the 2005 Notes, 2006 Notes and 2032 Notes were determined by quoted market prices. The fair values of the Company's remaining senior unsecured debt, mortgage loans payable, the fixed rate portion of the unsecured line of credit and Put Option were determined by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of the variable rate portion of the unsecured line of credit was not materially different than its carrying value due to the variable interest rate nature of the loan.

Other Comprehensive Income

In conjunction with the prior issuances of senior unsecured debt, the Company entered into interest rate protection agreements to fix the interest rate on anticipated offerings of senior unsecured debt (the "Interest Rate Protection Agreements"). In the next 12 months, the Company will amortize approximately $204 of the Interest Rate Protection Agreements into net income as an increase to interest expense.

The following is a roll forward of the accumulated other comprehensive loss balance relating to the Company's derivative transactions:

Balance at December 31, 2001	$ (12,381)
Settlement of Interest Rate Protection Agreement	1,772
Mark-to-Market of Interest Rate Swap Agreements	(126)
Amortization of Interest Rate Protection Agreements	176
Balance at December 31, 2002	$ (10,559)

The following is a schedule of the stated maturities and scheduled principal payments of the mortgage loans, senior unsecured debt and unsecured line of credit for the next five years ending December 31, and thereafter:

	Amount
2003	$ 38,446
2004	1,044
2005	221,441
2006	155,374
2007	151,197
Thereafter	877,714
Total	$ 1,445,216

The Company paid off and retired the 1995 Mortgage Loan on January 13, 2003. As a result, the 1995 Mortgage Loan is shown as maturing in 2003.

(Dollars in thousands)

6. STOCKHOLDERS' EQUITY

Preferred Stock

In 1995, the Company issued 1,650,000 shares of 9.5%, $ .01 par value, Series A Cumulative Preferred Stock (the "Series A Preferred Stock") at an initial offering price of $25 per share. On or after November 17, 2000, the Series A Preferred Stock became redeemable for cash at the option of the Company, in whole or in part, at $25 per share, or $41,250 in the aggregate, plus dividends accrued and unpaid to the redemption date. On March 9, 2001, the Company called for the redemption of all of the outstanding Series A Preferred Stock at the price of $25 per share, plus accrued and unpaid dividends. The Company redeemed the Series A Preferred Stock on April 9, 2001 and paid a prorated second quarter dividend of $.05872 per share, totaling approximately $97.

On May 14, 1997, the Company issued 4,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 8.75%, $.01 par value, Series B Cumulative Preferred Stock (the "Series B Preferred Stock"), at an initial offering price of $25 per Depositary Share. On or after May 14, 2002, the Series B Preferred Stock became redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $100,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. On April 12, 2002, the Company called for the redemption of all of its outstanding Series B Preferred Stock at the price of $25 per Depositary Share, plus accrued and unpaid dividends. The Company redeemed the Series B Preferred Stock on May 14, 2002 and paid a prorated second quarter dividend of $.26736 per Depositary Share, totaling approximately $1,069.

On June 6, 1997, the Company issued 2,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 8 5/8%, $.01 par value, Series C Cumulative Preferred Stock (the "Series C Preferred Stock"), at an initial offering price of $25 per Depositary Share. Dividends on the Series C Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series C Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series D Preferred Stock (hereinafter defined) and Series E Preferred Stock (hereinafter defined). The Series C Preferred Stock is not redeemable prior to June 6, 2007. On or after June 6, 2007, the Series C Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series C Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On February 4, 1998, the Company issued 5,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.95%, $.01 par value, Series D Cumulative Preferred Stock (the "Series D Preferred Stock"), at an initial offering price of $25 per Depositary Share. Dividends on the Series D Preferred Stock represented by the Depositary Shares are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the dividends and amounts upon liquidation, dissolution or winding up, the Series D Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock and Series E Preferred Stock (hereinafter defined). The Series D Preferred Stock is not redeemable prior to February 4, 2003. On or after February 4, 2003, the Series D Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $125,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series D Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On March 18, 1998, the Company issued 3,000,000 Depositary Shares, each representing 1/100th of a share of the Company's 7.90%, $.01 par value, Series E Cumulative Preferred Stock (the "Series E Preferred Stock"), at an initial offering price of $25 per Depositary Share. Dividends on the Series E Preferred Stock represented by the Depositary Shares are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series E Preferred Stock ranks senior to payments on the Company's Common Stock and pari passu with the Company's Series C Preferred Stock and Series D Preferred Stock. The Series E Preferred Stock is not redeemable prior to March 18, 2003. On or after

Notes To Consolidated Financial Statements
(Dollars in thousands)

March 18, 2003, the Series E Preferred Stock is redeemable for cash at the option of the Company, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, or $75,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series E Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

The following table summarizes certain information regarding the Company's preferred stock:

	Stated Value at		Initial Dividend	Optional Redemption
	12/31/02	12/31/01	Rate	Date
Series B Preferred Stock	$ —	$ 100,000	8.750%	(1)
Series C Preferred Stock	50,000	50,000	8.625%	6/06/07
Series D Preferred Stock	125,000	125,000	7.950%	2/04/03
Series E Preferred Stock	75,000	75,000	7.900%	3/18/03
Total	$ 250,000	$ 350,000		

(1) The Company redeemed the Series B Preferred Stock on May 14, 2002.

Non-Qualified Employee Stock Options

For the year ended December 31, 2002 certain employees of the Company exercised 561,418 non-qualified employee stock options. Gross proceeds to the Company were approximately $15,895.

For the year ended December 31, 2001 certain employees of the Company exercised 717,836 non-qualified employee stock options. Gross proceeds to the Company were approximately $18,521.

For the year ended December 31, 2000 certain employees of the Company exercised 518,550 non-qualified employee stock options. Gross proceeds to the Company were approximately $12,478.

Treasury Stock

In March 2000, the Company's Board of Directors approved the repurchase of up to $100,000 of the Company's common stock. The Company may make purchases from time to time, if price levels warrant, in the open market or in privately negotiated transactions. During the year ended December 31, 2002, the Company repurchased 1,091,500 shares of its common stock at a weighted average price of approximately $27.02 per share. During the year ended December 31, 2001, the Company repurchased 1,003,300 shares of its common stock at a weighted average price of approximately $28.30 per share. During the year ended December 31, 2000, the Company repurchased 394,300 shares of its common stock at a weighted average price of approximately $29.67 per share.

Shareholders' Rights Plan

On September 4, 1997, the Board of Directors of the Company declared a dividend distribution of one Preferred Share Purchase Right ("Right") for each outstanding share of Common Stock. The dividend distribution was made on October 20, 1997 to stockholders of record as of the close of business on October 19, 1997. In addition, a Right will attach to each share of Common Stock issued in the future. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock (the "Junior Preferred Stock"), at a price of $125 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The Rights become exercisable only if a person or group of affiliated or associated persons (an "Acquiring Person") acquires, or obtains the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 15% or more of the voting power of the outstanding shares of Voting Stock, or if an Acquiring Person commences or makes an announcement of an intention to commence a tender offer or exchange offer to acquire beneficial ownership of Voting Stock that have 15% or more of the voting power of the outstanding shares of Voting Stock. The Rights will expire on October 19, 2007, unless redeemed earlier by the Company at $.001 per Right, or exchanged by the Company at an exchange ratio of one share of Common Stock per Right.

(Dollars in thousands)

In the event that a person becomes an Acquiring Person, each holder of a Right, other than the Acquiring Person, is entitled to receive, upon exercise, (1) Common Stock having a value equal to two times the Purchase Price of the Right or (2) common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

The Junior Preferred Stock ranks junior to all other series of the Company's preferred stock with respect to payment of dividends and as to distributions of assets in liquidation. Each share of Junior Preferred Stock has a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared on the Common Stock, subject to certain adjustments. In the event of liquidation, the holder of the Junior Preferred Stock is entitled to receive a preferred liquidation payment per share of $1.00 (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock, subject to certain adjustments.

Dividends/Distributions

The following table summarizes dividends/distributions for the past three years:

	Year Ended 2002		Year Ended 2001		Year Ended 2000	
	Dividend / Distribution per Share / Unit	Total Dividend / Distribution	Dividend / Distribution per Share / Unit	Total Dividend / Distribution	Dividend / Distribution per Share / Unit	Total Dividend / Distribution
Common Stock / Operating Partnership Units	$ 2.7250	$ 125,785	$ 2.6525	$ 123,118	$ 2.5175	$ 115,749
Series A Preferred Stock	$ —	$ —	$ .65247	$ 1,077	$ 2.37500	$ 3,920
Series B Preferred Stock	$ 81.424	$ 3,260	$ 218.75000	$ 8,752	$ 218.7500	$ 8,752
Series C Preferred Stock	$ 215.6240	$ 4,312	$ 215.62400	$ 4,312	$ 215.6240	$ 4,312
Series D Preferred Stock	$ 198.7480	$ 9,936	$ 198.74800	$ 9,936	$ 198.7480	$ 9,936
Series E Preferred Stock	$ 197.5000	$ 5,924	$ 197.50000	$ 5,924	$ 197.5000	$ 5,924

7. ACQUISITION AND DEVELOPMENT OF REAL ESTATE

In 2002, the Company acquired 90 in-service industrial properties comprising, in the aggregate, approximately 5.7 million square feet (unaudited) of GLA and several land parcels for a total purchase price of approximately $239,408, excluding costs incurred in conjunction with the acquisition of the properties. Twenty-one of the 90 industrial properties acquired, comprising approximately .6 million square feet (unaudited) of GLA, were acquired from the September 1998 Joint Venture for an aggregate purchase price of approximately $19,340. Eight of the 90 industrial properties acquired, comprising approximately .2 million square feet (unaudited) of GLA, were acquired from the September 1999 Joint Venture for an aggregate purchase price of approximately $13,000. The Company also completed the development of 17 properties comprising approximately 3.2 million square feet (unaudited) of GLA at a cost of approximately $116,806.

In 2001, the Company acquired 79 in-service industrial properties comprising, in the aggregate, approximately 4.4 million square feet (unaudited) of GLA and several land parcels for a total purchase price of approximately $227,514. Two of the 79 industrial properties acquired, comprising approximately .1 million square feet (unaudited) of GLA, were acquired from the September 1998 Joint Venture for an aggregate purchase price of approximately $5,845. The Company also completed the development of seven properties comprising approximately 1.1 million square feet (unaudited) of GLA at a cost of approximately $47,991.

In 2000, the Company acquired 83 in-service industrial properties and one industrial property under redevelopment comprising, in the aggregate, approximately 5.8 million square feet (unaudited) of GLA and several land parcels for a total purchase price of approximately $323,529 and completed the development of 26 properties and two redevelopments comprising approximately 4.1 million square feet (unaudited) of GLA at a cost of approximately $147,954.

Notes To Consolidated Financial Statements
(Dollars in thousands)

8. SALE OF REAL ESTATE AND REAL ESTATE HELD FOR SALE

In 2002, the Company sold 86 industrial properties comprising approximately 8.5 million square feet (unaudited) of GLA that were not classified as held for sale at December 31, 2001, 12 properties comprising approximately .9 million square feet (unaudited) of GLA that were classified as held for sale at December 31, 2001, 16 properties comprising approximately 2.5 million square feet (unaudited) of GLA that were sold to the December 2001 Joint Venture, several land parcels and assigned to third parties the right to purchase certain properties. Gross proceeds from these sales were approximately $473,511. The gain on sale of real estate was approximately $71,133, of which $54,657 is shown in discontinued operations. In accordance with FAS 144, the results of operations and gain on sale of real estate for the 86 of the 114 sold properties that were not identified as held for sale at December 31, 2001 and the gain associated with the assignment to third parties of the right to purchase certain properties are included in discontinued operations.

In 2001, the Company sold 132 industrial properties and several land parcels. The aggregate gross sales price of these sales totaled approximately $386,939. The Company also recognized gains in 2001 on prior period sales where the gains were previously deferred. The gain on sales totaled approximately $64,347.

In 2000, the Company sold 109 industrial properties and several land parcels. The aggregate gross sales price of these sales totaled approximately $433,713. The gain on sales totaled approximately $29,296.

In conjunction with certain property sales, the Company provided seller financing on behalf of certain buyers. At December 31, 2002, the Company had mortgage notes receivable outstanding of approximately $84,675, which is included as a component of prepaid expenses and other assets. At December 31, 2001, the Company had mortgage notes receivable outstanding of approximately $27,243, which is included as a component of prepaid expenses and other assets.

At December 31, 2002, the Company had four industrial properties comprising approximately .3 million square feet of GLA held for sale. Net carrying value of the industrial properties held for sale at December 31, 2002 is approximately $7,040. In accordance with FAS 144, the results of operations of the four properties identified as held for sale during 2002 are included in discontinued operations. There can be no assurance that such properties held for sale will be sold.

The following table discloses certain information regarding the four industrial properties held for sale by the Company.

	Year Ended		
	2002	2001	2000
Total Revenues	$ 1,891	$ 1,972	$ 1,682
Operating Expenses	(719)	(696)	(603)
Depreciation and Amortization	(220)	(223)	(197)
Income from Operations	$ 952	$ 1,053	$ 882

In connection with the Company's periodic review of the carrying values of its properties and due to the continuing softness of the economy in certain of its markets and indications of current market values for comparable properties, the Company determined in the fourth quarter of 2001 that an impairment valuation in the amount of approximately $9,500 should be recorded for certain properties located in the Columbus, Ohio, Des Moines, Iowa and Indianapolis, Indiana markets.

In the fourth quarter of 2000, the Company recognized a valuation provision on real estate of approximately $2,900 relating to properties located in Grand Rapids, Michigan. The fair value was determined by a quoted market price less transaction costs.

(Dollars in thousands)

9. SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS

Supplemental disclosure of cash flow information:

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Interest Paid, Net of Capitalized Interest	$ 87,723	$ 80,577	$ 83,213
Interest Capitalized	$ 7,792	$ 9,950	$ 5,203
Supplemental Schedule of Noncash Investing and Financing Activities:			
Distribution Payable on Common Stock/Units	$ 31,106	$ 31,196	$ 30,281
Distribution Payable on Preferred Stock	$ —	$ —	$ 8,211
Exchange of Units for Common Shares:			
Minority Interest	$ (4,616)	$ (7,797)	$ (5,706)
Common Stock	2	3	2
Additional Paid In Capital	4,614	7,794	5,704
Total	$ —	$ —	$ —
In conjunction with the property and land acquisitions, the following assets and liabilities were assumed:			
Purchase of Real Estate	$ 239,408	$ 227,514	$ 323,529
Operating Partnership Units	(633)	(1,491)	(3,474)
Accounts Payable and Accrued Expenses	(2,504)	(2,153)	(3,869)
Mortgage Debt	$ (11,844)	$ —	$ —
Acquisition of Real Estate	$ 224,427	$ 223,870	$ 316,186
In conjunction with certain property sales, the Company provided seller financing on behalf of certain buyers:			
Notes Receivable	$ 78,227	$ 12,460	$ 7,749

Notes To Consolidated Financial Statements
(Dollars in thousands)

10. EARNINGS PER SHARE ("EPS")

The computation of basic and diluted EPS is presented below.

NUMERATOR	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Income from Continuing Operations	$ 63,387	$ 114,351	$ 101,288
Less: Preferred Stock Dividends	(23,432)	(30,001)	(32,844)
Income from Continuing Operations Available to Common Stockholders, Net of Minority Interest For Basic and Diluted EPS	39,955	84,350	68,444
Discontinued Operations, Net of Minority Interest	57,016	16,725	16,576
Net Income Available to Common Stockholders Before Extraordinary Loss For Basic and Diluted EPS	96,971	101,075	85,020
Extraordinary Loss, Net of Minority Interest	(754)	(8,712)	—
Net Income Available to Common Stockholders For Basic and Diluted EPS	$ 96,217	$ 92,363	$ 85,020
DENOMINATOR			
Weighted Average Common Shares—Basic	39,251,207	39,273,724	38,660,516
Effect of Dilutive Securities:			
Employee and Director Common Stock Options	201,868	278,527	256,069
Weighted Average Common Shares—Diluted	39,453,075	39,552,251	38,916,585
BASIC EPS			
Income from Continuing Operations Available to Common Stockholders, Net of Minority Interest	$ 1.02	$ 2.15	$ 1.77
Discontinued Operations, Net of Minority Interest	$ 1.45	$ .42	$ .43
Net Income Available to Common Stockholders Before Extraordinary Loss	$ 2.47	$ 2.57	$ 2.20
Extraordinary Loss, Net of Minority Interest	$ (.02)	$ (.22)	$ —
Net Income Available to Common Stockholders	$ 2.45	$ 2.35	$ 2.20
DILUTED EPS			
Income from Continuing Operations Available to Common Stockholders, Net of Minority Interest	$ 1.01	$ 2.13	$ 1.76
Discontinued Operations, Net of Minority Interest	$ 1.45	$ .42	$ .42
Net Income Available to Common Stockholders Before Extraordinary Loss	$ 2.46	$ 2.56	$ 2.18
Extraordinary Loss, Net of Minority Interest	$ (.02)	$ (.22)	$ —
Net Income Available to Common Stockholders	$ 2.44	$ 2.34	$ 2.18

11. FUTURE RENTAL REVENUES

The Company's properties are leased to tenants under net and semi-net operating leases. Minimum lease payments receivable, excluding tenant reimbursements of expenses, under noncancelable operating leases in effect as of December 31, 2002 are approximately as follows:

2003	$ 242,083
2004	181,295
2005	127,118
2006	84,517
2007	56,361
Thereafter	89,421
Total	$ 780,795

(Dollars in thousands)

12. EMPLOYEE BENEFIT PLANS

The Company maintains three stock incentive plans (the "Stock Incentive Plans") which are administered by the Compensation Committee of the Board of Directors. There are approximately 10.0 million shares reserved under the Stock Incentive Plans. Only officers and other employees of the Company and its affiliates generally are eligible to participate in the Stock Incentive Plans. However, Independent Directors of the Company have received automatic annual grants of options to purchase 10,000 shares at a per share exercise price equal to the fair market value of a share on the date of grant.

The Stock Incentive Plans authorize (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code, (ii) the grant of stock options that do not so qualify, (iii) restricted stock awards, (iv) performance share awards and (v) dividend equivalent rights. The exercise price of the stock options is determined by the Compensation Committee. Special provisions apply to awards granted under the Stock Incentive Plans in the event of a change in control in the Company. As of December 31, 2002, stock options and restricted stock covering 4.0 million shares were outstanding and 3.6 million shares were available under the Stock Incentive Plans. The outstanding stock options generally vest over one to three year periods and have lives of ten years. Stock option transactions are summarized as follows:

	Shares	Weighted Average Exercise Price Per Share	Exercise Price Per Share
Outstanding at December 31, 1999	2,776,267	$ 27.04	$ 18.25 – $ 31.125
Granted	937,250	$ 27.34	$ 27.125 – $ 30.00
Exercised or Converted	(605,550)	$ 24.58	$ 18.25 – $ 31.125
Expired or Terminated	(84,500)	$ 28.63	$ 25.125 – $ 31.125
Outstanding at December 31, 2000	3,023,467	$ 27.61	$ 18.25 – $ 31.125
Granted	1,030,900	$ 32.98	$ 31.05 – $ 33.125
Exercised	(717,836)	$ 25.99	$ 20.25 – $ 31.125
Expired or Terminated	(387,086)	$ 30.13	$ 21.125 – $ 33.125
Outstanding at December 31, 2001	2,949,445	$ 29.55	$ 18.25 – $ 33.125
Granted	945,600	$ 30.72	$ 30.53 – $ 33.15
Exercised	(561,418)	$ 28.32	$ 22.75 – $ 33.125
Expired or Terminated	(190,992)	$ 30.52	$ 25.125 – $ 33.125
Outstanding at December 31, 2002	3,142,635	$ 30.06	$ 18.25 – $ 33.15

The following table summarizes currently outstanding and exercisable options as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$18.25 – $27.69	782,352	5.88	$ 25.61	658,098	$ 25.31
$30.00 – $33.15	2,360,238	7.73	$ 31.54	944,763	$ 31.43

Notes To Consolidated Financial Statements
(Dollars in thousands)

In September 1994, the Board of Directors approved and the Company adopted a 401(k)/Profit Sharing Plan. Under the Company's 401(k)/Profit Sharing Plan, all eligible employees may participate by making voluntary contributions. The Company may make, but is not required to make, matching contributions. For the years ended December 31, 2002, 2001 and 2000, the Company made matching contributions of approximately $99, $220 and $211, respectively. In March 1996, the Board of Directors approved and the Company adopted a Deferred Income Plan. At December 31, 2002, 1,118,233 units were outstanding.

During 2002, the Company awarded 90,260 shares of restricted Common Stock to certain employees and 3,720 shares of restricted Common Stock to certain Directors. These restricted shares of Common Stock had a fair value of approximately $3,232 on the date of grant. The restricted Common Stock vests over a period from one to ten years. Compensation expense will be charged to earnings over the vesting period.

During 2001, the Company awarded 94,450 shares of restricted Common Stock to certain employees and 3,699 shares of restricted Common Stock to certain Directors. These restricted shares of Common Stock had a fair value of approximately $3,133 on the date of grant. The restricted Common Stock vests over a period from one to ten years. Compensation expense will be charged to earnings over the vesting period.

During 2000, the Company awarded 355,139 shares of restricted Common Stock to certain employees and 3,663 shares of restricted Common Stock to certain Directors. Other employees of the Company converted certain in-the-money employee stock options to 14,903 shares of restricted Common Stock. These restricted shares of Common Stock had a fair value of approximately $9,689 on the date of grant. The restricted Common Stock vests over a period from one to ten years. Compensation expense will be charged to earnings over the vesting period.

13. RELATED PARTY TRANSACTIONS

The Company periodically engages in transactions for which CB Richard Ellis, Inc. acts as a broker. A relative of one of the Company's officers/Directors is an employee of CB Richard Ellis, Inc. For the years ended December 31, 2002, 2001 and 2000, this relative received brokerage commissions in the amount of $74, $17 and $60, respectively, from the Company.

The Company periodically utilizes consulting services from the private consulting firm of one of the Company's Directors. For the years ended December 31, 2002 and 2001, no fees were paid to this entity. For the year ended December 31, 2000, the Company paid approximately $5 of fees to this entity.

In January and February 2001, First Industrial Development Services, Inc. ("FRDS") purchased all of the voting and non-voting shares (a total of 25,790 shares) of FRDS held by certain executive officers of the Company for approximately $1.3 million, in connection with FRDS' election to become a wholly owned taxable REIT subsidiary of the Company. At the time of the transaction, these executive officers had equity interests in FRDS totaling 2.76%. The conversion of FRDS to a wholly-owned taxable REIT subsidiary of the Company will not have a material impact on the financial position or results of operations of the Company.

On November 19, 1998, the Company sold two industrial properties to two limited partnerships, Roosevelt Glen Corporate Center ("Roosevelt") and Hartford Center Investment Company ("Hartford"), for a total consideration of approximately $8,341. An entity in which one of the shareholders is the Chairman of the Board of Directors, ("TSIC") has a 11.638% general partner interest in Roosevelt. TSIC has a 12.39% general partner interest in Hartford. On December 4, 1998, the Company sold one industrial property to Eastgate Shopping Center Investment Co. ("Eastgate"), a limited partnership, for total consideration of approximately $2,521. TSIC has a 12.972% general partner interest in Eastgate. In each case, the purchaser had the option of selling the properties back to the Company and the Company had the option of buying the properties back from the purchaser for a stipulated period of time. In January 2000, the purchasers exercised their options to sell the properties back to the Company. Due to the existence and exercise of the options mentioned above, the sales were not recognized.

(Dollars in thousands)

14. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal actions arising from the ownership of its properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the consolidated financial position, operations or liquidity of the Company.

Fifteen properties have leases granting the tenants options to purchase the property. Such options are exercisable at various times at appraised fair market value or at a fixed purchase price generally in excess of the Company's depreciated cost of the asset. The Company has no notice of any exercise of any tenant purchase option.

The Company has committed to the construction of 31 industrial properties totaling approximately 2.8 million square feet (unaudited) of GLA. The estimated total construction costs are approximately $155.9 million (unaudited). Of this amount, approximately $26.2 million remains to be funded. These developments are expected to be funded with proceeds from the sale of select properties, cash flows from operations and borrowings under the Company's 2002 Unsecured Line of Credit. The Company expects to place in service all of the development projects during the next twelve months. There can be no assurance that the Company will place these projects in service during the next twelve months or that the actual completion cost will not exceed the estimated completion cost stated above.

At December 31, 2002, the Company had 11 letters of credit outstanding in the aggregate amount of $5,713. These letters of credit expire between March 2003 and August 2004.

15. SUBSEQUENT EVENTS (UNAUDITED)

On January 13, 2003, the Company, through the Mortgage Partnership, paid off and retired the 1995 Mortgage Loan.

On January 27, 2003, the Company and the Operating Partnership paid a fourth quarter 2002 distribution of $.6850 per common share/unit, totaling approximately $31,106.

From January 1, 2003 to March 7, 2003, the Company repurchased 37,300 shares of its common stock at a weighted average price of approximately $26.73 per share.

On March 5, 2003, the Company declared a first quarter 2003 distribution of $.6850 per common share/unit on its common stock/units which is payable on April 21, 2003. The Company also declared first quarter 2003 dividends of $53.906 per share ($.53906 per Depositary share), $49.687 per share ($.49687 per Depositary share) and $49.375 per share ($.49375 per Depositary share) on its Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, respectively, totaling, in the aggregate, approximately $5,044, which is payable on March 31, 2003.

From January 1, 2003 to March 7, 2003, the Company awarded 1,073 shares of restricted common stock to certain Directors. These shares of restricted common stock had a fair value of approximately $31 on the date of grant. The restricted common stock vests over ten years. Compensation expense will be charged to earnings over the respective vesting period.

From January 1, 2003 to March 7, 2003, the Company acquired or completed development of two industrial properties for a total estimated investment of approximately $26,650. The Company also sold six industrial properties and two land parcels for approximately $15,723 of gross proceeds during this period.

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table summarizes quarterly financial information of the Company. The first, second and third fiscal quarters of 2002 and all fiscal quarters in 2001 have been restated in accordance with FAS 144. As a result, income from continuing operations and income from discontinued operations in this table will not agree to the income from continuing operations and income from discontinued operations presented in prior financial statements filed with the Securities and Exchange Commission.

Notes To Consolidated Financial Statements

(Dollars in thousands)

	Year Ended December 31, 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 82,362	$ 86,035	$ 86,990	$ 91,178
Equity in Income (Loss) of Joint Ventures	222	354	559	(672)
Gain on Sale of Real Estate	5,339	4,845	8,176	(1,884)
Income from Continuing Operations	18,176	15,911	19,912	9,388
Income from Discontinued Operations	14,850	18,268	9,754	24,190
Minority Interest Allocable to Discontinued Operations	(2,253)	(2,738)	(1,436)	(3,619)
Extraordinary Loss	—	(888)	—	—
Minority Interest Allocable to Extraordinary Loss	—	134	—	—
Net Income	30,773	30,687	28,230	29,959
Preferred Stock Dividends	(7,231)	(6,113)	(5,044)	(5,044)
Net Income Available to Common Stockholders	$ 23,542	$ 24,574	$ 23,186	$ 24,915
Income From Continuing Operations Available to Common Stockholderrs Before Extraordinary Loss Available to Common Stockholders per Weighted Average Common Share Outstanding:				
Basic	$ .28	$ .25	$ .38	$ .11
Diluted	$ .28	$ .25	$ .37	$ .11
Net Income Available to Common Stockholders Before Extraordinary Loss per Weighted Average Common Share Outstanding:				
Basic	$ .60	$ .64	$ .59	$ .64
Diluted	$ .60	$ .64	$ .58	$ .64
Net Income Available to Common Stockholders per Weighted Average Common Share Outstanding:				
Basic	$ .60	$ .62	$ .59	$ .64
Diluted	$ .60	$ .62	$ .58	$ .64

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 91,567	$ 89,639	$ 84,824	$ 85,210
Equity in Income (Loss) of Joint Ventures	186	250	315	(1,542)
Gain on Sale of Real Estate	13,876	15,822	18,808	15,841
Income from Continuing Operations	30,403	32,138	34,531	17,279
Income from Discontinued Operations	5,686	5,767	5,836	2,474
Minority Interest Allocable to Discontinued Operations	(890)	(884)	(883)	(381)
Extraordinary Loss	—	(10,309)	—	—
Minority Interest Allocable to Extraordinary Loss	—	1,597	—	—
Net Income	35,199	28,309	39,484	19,372
Preferred Stock Dividends	(8,211)	(7,328)	(7,231)	(7,231)
Net Income Available to Common Stockholders	$ 26,988	$ 20,981	$ 32,253	$ 12,141
Income from Continuing Operations Available to Common Stockholders Before Extraordinary Loss Available to Common Stockholders per weighted Average Common Share Outstanding:				
Basic	$ .57	$ .63	$ .69	$ .26
Diluted	$ .56	$ .62	$ .68	$ .26
Net Income Available to Common Stockholders Before Extraordinary Loss per Weighted Average Common Share Outstanding:				
Basic	$ .69	$ .75	$ .81	$ .31
Diluted	$ .69	$ .75	$ .81	$ .31
Net Income Available to Common Stockholders per Weighted Average Common Share Outstanding:				
Basic	$ .69	$ .53	$ .81	$ .31
Diluted	$ .69	$ .53	$ .81	$ .31

Market Information

The following table sets forth for the periods indicated the high and low closing prices per share and distributions declared per share for the Company's common stock, which trades on the New York Stock Exchange under the trading symbol "FR".

Quarter Ended	High	Low	Distribution Declared
December 31, 2002	$ 30.69	$ 25.98	$ 0.6850
September 30, 2002	33.38	28.90	0.6800
June 30, 2002	36.50	32.81	0.6800
March 31, 2002	34.81	30.39	0.6800
December 31, 2001	32.18	27.07	0.6800
September 30, 2001	33.35	28.43	0.6575
June 30, 2001	32.20	30.04	0.6575
March 31, 2001	34.50	31.34	0.6575

The Company had 534 common stockholders of record registered with its transfer agent as of March 7, 2003.

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. First Industrial Realty Trust, Inc. (the "Company") intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with those safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of capital, interest rates, competition, supply and demand for industrial properties in the Company's current and proposed market areas and general accounting principles, policies and guidelines applicable to real estate investment trusts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included herein and in the Company's other filings with the Securities and Exchange Commission.

Corporate Management & Directors

CORPORATE MANAGEMENT

Michael W. Brennan
President and Chief Executive Officer

Johannson L. Yap
Chief Investment Officer

Michael J. Havala
Chief Financial Officer

David P. Draft
Executive Vice President – Operations

Robert H. Muir
Executive Vice President – Development Services

James D. Carpenter
Executive Director – Investments

Christopher M. Schneider
Chief Information Officer

Scott A. Musil
Senior Vice President, Controller, Treasurer and Assistant Secretary

John H. Clayton
Vice President – Corporate Legal, Secretary

§ Nominating/Corporate Governance Committee
† Compensation Committee
* Audit Committee
‡ Investment Committee

DIRECTORS

Jay H. Shidler ‡
Chairman
First Industrial Realty Trust, Inc.
Managing Partner
The Shidler Group
Chairman
Corporate Office Properties Trust
Director
Primus Guaranty, Ltd.

Michael W. Brennan‡
President and Chief Executive Officer
First Industrial Realty Trust, Inc.

Michael G. Damone‡
Director of Strategic Planning
First Industrial Realty Trust, Inc.

John L. Lesher§†
President
Jack Lesher and Associates
Director
The Sound Shore Fund
Mondial Ltd.
Trimark Inc.

Kevin W. Lynch*§
Principal
The Townsend Group

John Rau*
President and Chief Executive Officer
Miami Corporation
Chairman
Chicago Title and Trust Company Foundation
Director
LaSalle Bank, N.A.
BorgWarner, Inc.
Nicor Inc.

Robert J. Slater†
President
Jackson Consulting, Inc.

W. Ed Tyler†
Former Chief Executive Officer and Director
Moore Corporation Limited
Director
American Red Cross (Mid-America)
United Way of Lake County

J. Steven Wilson*§
Chairman and Chief Executive Officer
Wickes Inc.
Chairman, President and Chief Executive Officer
Riverside Group, Inc.

COMPANY

Executive Office
First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606
Phone: 312/344-4300
Fax: 312/922-6320
www.firstindustrial.com
info@firstindustrial.com

Stock Exchange Listing
New York Stock Exchange, Symbol: FR

Registrar & Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
800/446-2617

Independent Accountants
Pricewaterhouse Coopers, LLP
Chicago, Illinois

General Counsel
Cahill Gordon & Reindel
New York, New York

Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
Chicago, Illinois

10-K Report
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available on the Company's website and may also be obtained by contacting Director of Investor Relations, First Industrial Realty Trust, Inc.

Annual Meeting
The Annual Meeting of Shareholders of First Industrial Realty Trust, Inc., will be held on Wednesday, May 14, 2003 at 9:00 a.m. CDT at First Industrial's Corporate Office, 311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606

To contact First Industrial's Audit Committee:
Chairman of the Audit Committee
c/o First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606

To contact First Industrial's Nominating/Corporate Governance Committee:
Chairman of the Nominating/Corporate Governance Committee
c/o First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 4000
Chicago, IL 60606















FIRST
INDUSTRIAL

First Industrial Realty Trust, Inc.
311 South Wacker Drive Suite 4000 Chicago, Illinois 60606
phone 312.344.4300 fax 312.922.6320
www.firstindustrial.com e-mail info@firstindustrial.com